Exhibit 99.1

Seabridge Gold Inc.

REVISED

ANNUAL

INFORMATION

FORM

FOR THE YEAR ENDED

DECEMBER 31, 2010

DATED APRIL 8, 2011

For details regarding Risks and Uncertainties, please refer to pages 41 to 49.

PRELIMINARY NOTES
Date of Information

The information in this Annual Information Form is presented as of December 31, 2010 unless specified otherwise.

Reporting Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.  The Issuer’s quarterly and annual financial statements are presented in Canadian dollars.

Units of Measure

In this Annual Information Form a combination of Imperial and metric measures are used with respect to the Issuer's mineral properties.  Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 meter	0.3048 meters	1 foot
0.62 miles	1 kilometer	1.609 kilometers	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

Cautionary Note to United States Investors Regarding Resource Estimates

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Annual Information Form have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time.

United States investors are cautioned that the requirements and terminology of NI 43- 101 and the CIM Standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.  Accordingly, the Issuer's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC's Industry Guide 7.  Without limiting the foregoing, while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources which are not mineral reserves do not have demonstrated economic viability and U.S. investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.

i

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  U.S. investors are also cautioned not to assume that all or any part of an “inferred resource” exists, is economically mineable or will ever be upgraded to a higher category.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, under US rules companies are normally only permitted to report “resources” as in place tonnage and grade without reference to unit measures.

ii

SEABRIDGE GOLD INC.

REVISED ANNUAL INFORMATION FORM

ITEM 1:                      CORPORATE STRUCTURE

Incorporation of the Issuer

Seabridge Gold Inc. (the “Issuer” or “Seabridge”) was incorporated under the Company Act (British Columbia) on September 14, 1979 under the name of Chopper Mines Ltd., which was subsequently changed to Dragoon Resources Ltd. on November 9, 1984, and then subsequently changed once more to Seabridge Resources Inc. on May 20, 1998.  On June 20, 2002 the Issuer changed its name to "Seabridge Gold Inc." and on October 31, 2002 the Issuer was continued under the Canada Business Corporations Act.

The Issuer’s corporate offices are located at 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.  The Issuer’s telephone number is (416) 367-9292.  The Issuer’s Shares are currently listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "SEA" and on the NYSE AMEX Equities (the "AMEX") under the symbol "SA".  The Issuer’s registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.

Intercorporate Relationships

The Issuer presently has three wholly-owned subsidiaries: Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold Corporation, a Nevada corporation; and 5073 N.W.T.  Limited, a company incorporated under the laws of the Northwest Territories of Canada.  The following diagram illustrates the current inter-corporate relationship between the Issuer, its subsidiaries and its projects:

	SEABRIDGE GOLD INC.

100%		100%			100%
5073 N.W.T Ltd. (Northwest Territories)	KSM Project (British Columbia)			Seabridge Gold Corporation (Nevada)

						100%
			Grassy Mountain Project (Oregon)	100%	Pacific Intermountain Gold Corporation (Nevada)

100%					100%	100%
Courageous Lake Project (Northwest Territories)	Red Mountain Project (British Columbia)	100%	Quartz Mountain Project (Oregon)	100%	5555 Gold Inc. (Nevada)	5555 Silver Inc. (Nevada)

			Early Stage Projects (Nevada)	100%	Early Stage Gold Projects (Nevada)	Early Stage Silver Projects (Nevada)

ITEM 2:                      GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Since 1999, the Issuer has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold.  The Issuer’s strategy to achieve this goal is to optimize gold ownership per Common share by increasing gold resources more rapidly than shares outstanding.  The Issuer believes this ratio of gold resources per Common share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that the Issuer’s strategic focus would be on acquiring, exploring and developing gold deposits.  The Issuer determined it would not build or operate mines, but that it would look to partner with other companies or sell assets that were ready for production. In the Issuer’s view, building mines adds considerable technical and financial risks and requires a different set of skills and resources.  The Issuer also concluded that early stage exploration would be too risky in terms of trying to achieve a growing ratio of gold resources per Common share.  The Issuer therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the following order, subject to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) defining the economic parameters of the deposits through engineering studies and upgrading mineral resources to reserves.  The Issuer believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold resources per Common share.

In 1999, the Issuer set out to buy gold deposits in North America that were not economic in a low gold price environment. North America was selected as the preferred jurisdiction because of its established mineral tenure and permitting procedures, political stability and infrastructure advantages. At that time, many projects were for sale at distressed prices as producers struggled to stay in business. The Issuer decided it would acquire projects with three main characteristics:

1.	Estimated resources with quality work done by reputable companies;
2.	Upside exploration potential; and
3.	Low holding costs to conserve cash in the event that a higher gold price was not achieved.

From 1999 to 2002, the Issuer acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories, including inferred resources) and has been paying less than US$0.10 per ounce per year in holding costs.

By 2002, with the gold price on the rise, the Issuer believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration. The Issuer’s strategy entered its second phase, which was to expand the Issuer’s resource base through carefully targeted exploration.  This phase proved highly successful, with total measured and indicated gold resources growing 533% between 2003 and 2010, and Common shares outstanding increasing only 48.8% during the same period.

By 2008, the gold price had risen sufficiently to make the Issuer think that a number of its projects might be economic.  Therefore the Issuer began work on the third phase of its strategy: defining the economics of its projects through engineering studies and upgrading mineral resources to reserves.  This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Issuer’s most important asset.  The permitting process began and the Issuer undertook a substantial infill drilling program to raise the confidence level in the project’s resources.  This work led to a completed Preliminary Feasibility Study for the KSM Project in March 2010, which the Issuer is in the process of updating to incorporate the new KSM resource estimate announced on February 16, 2011 and other design enhancements.

In 2010, the Issuer also turned its attention to its second-largest asset, the Courageous Lake Project. A preliminary economic assessment of this project was completed in early 2008 which indicated that the project’s economics were marginal at the then-prevailing gold price. Given the increase in the gold price since early 2008, the Issuer initiated a plan to take the Courageous Lake Project along a similar development path to the KSM Project, including additional drilling, the commencement of the permitting process and further engineering work to move towards a preliminary feasibility study.  The Issuer has completed additional drilling at Courageous Lake and recently announced an updated resource estimate.  The Issuer is now working to incorporate this updated resource model into a new preliminary economic assessment.

To date, work on the KSM Project and the Courageous Lake Project has been funded in part by the sale of non-core assets, consistent with the Issuer’s strategy of limiting share dilution. The Issuer intends to continue selling non-core assets as opportunities arise.

The Issuer intends to seek a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Issuer. Realizing value for the Issuer’s shareholders will depend on the potential financial return for a prospective purchaser or partner as well as market conditions at the time, especially gold and copper prices. The timing of sales or partnership agreements, if any, cannot be determined at this time.

The continuing success of the Issuer is dependent on (1) its ability to upgrade its existing gold resources through engineering studies, (2) exploration success on projects it is exploring on its own account (3) continued strength in the price of gold and/or (4) successfully concluding negotiations under which others acquire interests in the Issuer's properties whether under option agreements or by purchase.  The Issuer also intends to continue its search for additional acquisitions.

Three Year History

During the three most recently completed financial years, the Issuer has focused its exploration and engineering efforts on its two core projects, namely KSM in British Columbia and Courageous Lake in the Northwest Territories.  In 2008, 2009 and 2010 the Issuer completed core drill programs at its KSM Project of 15,180 meters, 13,000 meters and 26,580 meters, respectively, with the objectives of expanding resources, upgrading resources from the inferred category into the measured or indicated categories and testing deposit limits.  After each program the Issuer completed resource estimates incorporating the drilling data to date, in early 2009 the Issuer completed a Preliminary Assessment in respect of its KSM Project and in March of 2010 the Issuer completed a Preliminary Feasibility Study in respect of its KSM Project.

At its Courageous Lake Project, after announcing its updated resource estimate in January 2007, the Issuer completed a Preliminary Assessment of the Courageous Lake Project in early 2008.  After focusing on its KSM Project in 2008 and 2009, the Issuer returned to further development work at the Courageous Lake Project in 2010, completing exploration work and an updated resource estimate which will be incorporated into an updated preliminary economic assessment scheduled to be completed in April, 2011.

Due to success at both its KSM and Courageous Lake Projects, in early 2008 the Issuer announced that it would look to sell or joint venture its other projects while continuing to advance its two core projects. During 2008 the Issuer completed the sale of its interest in the Nocha Buena project in Mexico and in March, 2009, the Issuer settled terms for the sale of its Hog Ranch Project under the terms of an option agreement and this option has now been exercised and the property transferred. In December, 2010 the Issuer sold the royalty interest it retained in the Nocha Buena project.

At the date of this Annual Information Form, over 90% of the mineral resources at all of its projects combined are at the KSM Project and the Courageous Lake Project and the Issuer considers that its present market value principally relates to just these two projects.  As a result, its present and future exploration and development activities will be almost exclusively focused on advancing these two projects.  The Issuer will continue to look to sell or joint venture its remaining non-core properties.

ITEM 3:                      DESCRIPTION OF THE ISSUER'S BUSINESS

General

The Issuer holds six properties with gold resources and its material properties are its KSM Project and its Courageous Lake Project.  At the date of this Annual Information Form, the estimated gold resources at the Issuer’s properties are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)
PROJECT	Cut-Off Grade (g/T)	Measured					Indicated					Inferred
		Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)
KSM
Mitchell	0.50¹	677,600	0.64	13,943	0.17	2,539	1,069,500	0.59	20,287	0.17	4,007	551,000	0.43	7,617	0.14	1,700
Iron Cap	0.50¹	--	--	--	--	--	361,700	0.44	5,117	0.21	1,674	297,300	0.36	3,441	0.20	1,310
Sulphurets	0.50¹	--	--	--	--	--	199,300	0.63	4,037	0.26	1,142	160,500	0.53	2,735	0.16	566
Kerr	0.50¹	--	--	--	--	--	241,200	0.25	1,939	0.47	2,499	91,500	0.23	677	0.30	605
KSM Total	--	677,600	0.64	13,943	0.17	2,539	1,871,700	0.52	31,380	0.23	9,322	1,100,300	0.41	14,470	0.17	4,181
Courageous Lake	0.83	12,584	2.52	1,020	--	--	77,582	2.31	5,762	--	--	63,053	2.24	4,541	--	--
Grassy Mountain	0.55	--	--	--	--	--	18,657	1.54	924	--	--	1,722	1.10	61	--	--
Quartz Mountain	0.34	3,480	0.98	110	--	--	54,330	0.91	1,591	--	--	44,800	0.72	1,043	--	--
Red Mountain	1.00	1,260	8.01	324	--	--	340	7.041	76	--	--	2,079	3.71	248	--	--
Castle/ Black Rock	0.25	4,120	0.57	75	--	--	8,260	0.53	140	--	--	7,950	0.37	93	--	--

Note:	The resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.
1.	The grade is stated in amount of gold equivalent which takes into consideration the presence of copper and certain other minerals.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Statement Regarding Forward-Looking Information and Statements

This Annual Information Form contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning the Issuer’s projects, business approach and plans, including estimated production, capital, operating and cash flow estimates and other matters at the Issuer’s KSM Project and Courageous Lake Project (each as defined herein). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”).  In addition, statements concerning mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by the Issuer in light of its experience and perception of historical trends, current conditions and expected future developments.  In making the forward-looking statements in this Annual Information Form the Issuer has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated resources at the Issuer’s projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Issuer’s history of losses and expectation of future losses;

•	risks related to the Issuer’s ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;

•	uncertainty of whether there are any economic reserves existing on the Issuer’s mineral properties;

•	uncertainties relating to the assumptions underlying the Issuer’s resource estimates;

•	uncertainty of estimates of capital costs, operating costs, production and economic returns;

•	risks related to commercially producing precious metals from the Issuer’s mineral properties;

•	risks related to fluctuations in the market price of gold, copper and other metals;

•	risks related to fluctuations in foreign exchange rates;

•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;

•
risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation and any necessary consents of third parties to development and mining activities;

•	uncertainty related to title to the Issuer’s mineral properties;

•	risks related to unsettled First Nations rights and title;

•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;

•	increased competition in the mining industry;

•	the Issuer’s need to attract and retain qualified management and personnel;

•	risks related to some of the Issuer’s directors’ and officers’ involvement with other natural resource companies; and

•	the Issuer’s classification as a “passive foreign investment company” under the United States tax code.

This list is not exhaustive of the factors that may affect any of the Issuer’s forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Issuer or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere in this Annual Information Form.  In addition, although the Issuer has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.  It is also noted that while Seabridge engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Issuer does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

KSM Project

Summary

The KSM project is comprised of two contiguous claim blocks in the Iskut-Stikine region in British Columbia, approximately 20 kilometers southeast of the Eskay Creek Mine.

At the time of Issuer’s acquisition, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modelled separately by Placer Dome (CLA) Limited ("Placer Dome").  Drilling by the Issuer during 2006 and 2007 confirmed a new zone, the Mitchell zone, which is significantly larger than the Kerr and Sulphurets zones. Drilling by the Issuer during 2010 confirmed a further zone, the Iron Cap zone, which is a bit larger than the Kerr and Sulphurets zones.

During 2008 and 2009 Seabridge focused on further exploration and development of the KSM Project, principally the Mitchell zone, to further upgrade and expand mineral resources, and generated successive resource estimates of all three zones. In 2010, the Issuer continued with exploration and development of the KSM Project, particularly the new Iron Cap zone, but also returned to active exploration and development of the Courageous Lake Project.  After completing drilling in 2010 the drill hole database for the KSM Project includes 440 core holes totalling approximately 123,625 meters.  Over 96% of the holes at Mitchell were drilled by Seabridge between 2006 and 2010. Approximately 87% of the Iron Cap meterage was drilled by the Issuer in 2010. Seabridge announced its current resource estimate at the KSM Project on February 16, 2011.

The Issuer engaged a group of independent consultants to undertake a Preliminary Feasibility Study for KSM, initially to incorporate the 2010 resource estimates. The results of the study were announced in March, 2010, but with the success of 2010 exploration, the Issuer engaged its consultants to update the original study to incorporate a new resource estimate and consider other refinements to the proposed operation.  The conclusions of the 2010 Preliminary Feasibility Study are discussed below.

Acquisition Agreement

In June 2000, the Issuer entered into a Letter of Intent with Placer Dome to acquire a 100% interest in Kerr-Sulphurets.  On March 28, 2001, the Issuer and Placer Dome executed a definitive acquisition agreement.  Closing of the transaction was delayed until June 2001 at which time Placer Dome was able to obtain a satisfactory release of its environmental obligations associated with the project.  At closing, in consideration for a 100% interest in the Project, the Issuer issued Placer Dome (i) 500,000 common shares of the Issuer; (ii) 500,000 common share purchase warrants, exercisable by Placer Dome at C$2.00 per share for two years; and (iii) a 1% NSR interest on the Project, capped at C$4.5 million.  The 500,000 common share purchase warrants were exercised by Placer Dome in early 2003.  The Issuer will be obligated to purchase the 1% NSR from Placer Dome for $4.5 million in the event that a positive feasibility study demonstrates a 10% internal rate of return after tax and financing costs.

Option Agreement

In September 2002, the Issuer optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.).  During 2003 and 2004, Noranda conducted geophysics, surface mapping, surface sampling and target delineation at the project.  Falconbridge completed a $1.3 million drill program on six new targets during the summer of 2005.

In April 2006, the Issuer announced that it had reached agreement with Falconbridge whereby the Issuer would re-acquire Falconbridge’s option to earn up to a 65% interest at KSM for 200,000 common shares of the Issuer and 2.0 million conditional common share purchase warrants of the Issuer with an exercise price of C$13.50 per share. The transaction closed in August 2006. With the announcement of an initial mineral resource at the Mitchell zone, the full 2.0 million warrants became exercisable in February 2007. During 2007, all two million warrants were exercised and the Issuer received $27 million in proceeds.

Acquisition of Adjacent Lands

On September 4, 2009 the Issuer completed the acquisition of 22 mineral legacy claims (the “BJ Claims”) immediately adjacent to the KSM Project from Max Minerals Ltd. (“Max”).  Seabridge acquired the BJ Claims as prospective ground for additional exploration, to secure needed room for waste rock storage and project infrastructure and mineral rights to a part of the proposed tunnel route between the planned mining and milling facilities.  At closing Seabridge paid Cdn$1.0 million in cash to Max, issued 75,000 Common shares to Max, and granted a 2.5% net smelter royalty (“NSR”) to Max on the BJ Claims.  The BJ Claims are also subject to a 2% NSR in favor of the original owner of the BJ Claims and Seabridge is obligated to pay the original owner 10 annual advance royalty payments of Cdn$100,000 each, ending in 2018.  The advance royalty payments are credited against any payments that might become due under the 2% NSR.

On February 9, 2011 the Issuer completed the acquisition of a further 16 mineral legacy claims adjacent to claims held by the Issuer at KSM from 0892597 B.C. Ltd.  At closing Seabridge paid 0892597 B.C. Ltd. $675,000 in cash. These claims are subject to a 2% NSR.

Technical Reports

All disclosure relating to Mineral Resources contained in this Annual Information Form with respect to the KSM Project was prepared by Resource Modeling Inc. (“RMI”) under the direction of Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690) and Jianhui (John) Huang (Ph. D., P. Eng), both Qualified Persons under NI-43-101. RMI has completed five separate Technical Reports for the KSM project. The most recent report entitled “March 2011 Updated KSM Mineral Resources” is dated March 29, 2011 and provides updated resources for the KSM project incorporating 2010 drilling results (the “2011 KSM Estimate Report”).

The following material (up to “Preliminary Feasibility Study”) on the KSM Project summarizes information from the 2011 KSM Estimate Report.

Location and Climate

The KSM property is located in the Iskut-Stikine River region in the mountainous terrain of north-western British Columbia, approximately 65 km north-northwest of Stewart, British Columbia and 21 kilometers south-southeast of the Eskay Creek Mine (production ceased in 2009) (see Figure 1).  The property is centred at latitude 56º50' North and longitude 130.30º West.  The Mineral Resources that are the subject of this report are located relative to the NAD83 UTM coordinate system.

The property lies in the rugged Coastal Mountains of northwest British Columbia, with elevations ranging from 520 meters in Sulphurets Creek valley to over 2,300 meters at the highest peaks.

Access to the property is by helicopter from Stewart.  Mobilization of equipment and personnel have also been staged from kilometer 54 on the private Eskay Creek Mine Road and along the public Granduc Highway.

Daily weather patterns in the Iskut region are unpredictable but generally that of a temperate or northern coastal rainforest with high rainfall.  However, prolonged clear sunny days can prevail during the summers.  Snowfalls and strong winds can be expected from early-October until mid-April with temperatures varying widely between 0º and -40ºC.  Snowpack ranges from one to two meters but high winds can create snowdrifts up to 10 meters.

Land Status

The KSM property is comprised of three discontinuous claim blocks.  These claim blocks are referred to as 1) the KSM claim group, 2) the Seabee/Tina claims, and 3) the KSM placer claim block.  The first two claim blocks (KSM and Seabee/Tina) contain 115 mineral claims, consisting of both cell and legacy claims.  The total area of the three claim blocks covers an area of approximately 44,120 hectares.  The Seabee/Tina claim block is located about 19 kilometers northeast of the Kerr-Sulphurets-Mitchell-Iron Cap mineralized zones.  The Seabee/Tina claim block is currently being considered for proposed infrastructure siting.

The KSM mineral claims were purchased by Seabridge from Placer Dome in 2000.  The mineral claims were converted from legacy claims to B.C.’s new Mineral Titles Online (MTO) system in 2005.  In the MTO system, claims are located digitally using a fixed grid on lines of latitude and longitude with cells measuring 15 seconds north-south and 22.5 seconds east-west (approx. 460 by 380 meters at KSM).  The legacy claims were located by previous owners by placing tagged posts along the boundaries; however the survey method employed in locating the legacy claims is not known.  With the MTO system no markings are required on the ground and the potential for gaps and/or overlapping claims inherent in the old system is eliminated.

The original KSM claim group consisted of two contiguous claim blocks known as the Kerr and Sulphurets (or Sulphside) properties.  The claims are 100% owned by Seabridge.  Placer Dome Inc. (now Barrick Gold) retains a 1% net smelter royalty (NSR) that is capped at $4.5 million. Two of the pre-converted claims (Xray 2 and 6) are subject to a contractual royalty obligation in accordance with terms in the underlying Dawson Agreement.  The lands covered by these claims are now contained within the converted Xray 1 claim (Tenure No. 516245).  There is an additional underlying agreement whereby advance annual royalties payable to Dawson are being paid by Seabridge.

Since acquisition of the original KSM claim group, Seabridge has added to the KSM Project’s property holdings through staking and purchase of several claim groups.  These include the Seabee group, acquired by staking, the Tina and BJ groups purchased in 2009, and the New BJ group purchased in 2011.  The Seabee and Tina groups are together referred to as the Seabee property, and the original KSM group, BJ and New BJ groups are referred to as the KSM property. The Kerr-Sulphurets placer claims were part of the original property acquisition from Placer Dome Inc.  Additional placer claims were acquired by staking in 2009.

Figure 1 - KSM Project Location Map

YUKON TERRITORY
NORTHWEST TERRITORIES
ALASKA
GREENS CREEK
RED CHRIS
GALORE CREEK
KEMESS
ESKAY CREEK
KSM PROPERTY
Stewart
BRITISH COLUMBIA
ALBERTA
Prince Rupert
ENDAKO
HUCKLEBERRY
MT. POLLEY
PROSPERITY
AFTON
MYRA FALLS
HIGHLAND VALLEY
Vancouver
Victoria
UNITED STATES
Area Shown
CANADA
U S A
OPERATING BASE METAL MINES
ADVANCED BASE METAL PROJECTS

Seabridge Gold Inc.

Kerr-Sulphurets-Mitchell Property
British Columbia, Canada

Figure 2 - KSM Project Claim Map

Annual holding costs for all claims (lode and placer) are approximately $172,988, which the Company has maintained since acquiring the project.  In 2007, assessment work was filed to advance the expiry of the KSM property to 2018.  Assessment work was completed on most of the Seabee property in 2010 with that work filed in February 2011 which advanced expiry dates to 2017.  The BJ group of claims had assessment work from 2010 applied which advanced expiry dates to 2020.  The Kerr-Sulphurets placer claims have been kept in good standing by paying fees in lieu of completing assessment work.

The KSM Project is located on provincial Crown land.  The four gold-copper deposits, and the proposed waste rock storage areas, lie within the Unuk River drainage in the area covered by the Cassia Iskut-Stikine Land and Resource Management Plan, approved by the British Columbia Government in 2000.  A part of the proposed ore transport tunnel lies within the boundaries of the South Nass Sustainable Resource Management Plan that is currently in development.  The proposed sites for the tailing management and plant facilities lie outside of the boundaries of any land use planning process.  Part of the Project, excluding the mineral deposits and their immediately-related infrastructure, lies within the boundaries of the Nass Area, as defined in the Nisga’a Final Agreement, where consultation is required with the Nisga’a Lisims Government under the terms of the Final Agreement.  The Tahltan First Nation has an asserted claim over part or all of the area underlying the Project footprint.  Additionally, the Gitanyow and Gitxsan Hereditary Chiefs, including wilp Ski Km Lax Ha, may have some interests within the broader region, particularly downstream of the plant site and tailing management facility, which are potentially affected by the Project.

Seabridge is nearing completion of an extensive two year environmental baseline program initiated in 2007 in support of the Provincial and Federal Governments permitting process.  Environmental studies are being conducted under the leadership of Clem Pelletier, President of Rescan Environmental Services Ltd.

In March 2010, an application was made for a Multi-Year Area Based (MYAB) permit which covers work at the KSM property for a five year period.  Approval for this work, which covers drilling, geophysical surveys, and base line environmental studies, was granted on June 30, 2010 (Permit # MX-1-571, Approval #10-0100108-0630).  Prior to this approval, an extension to our 2009 permit was granted by the Ministry of Energy Mines and Petroleum Resources on April 30th, 2010, in order to complete the approved program commenced in 2009.  Work on the Seabee property is covered by a separate permit, MX-1-763.  An application for an MYAB permit for Seabee has been submitted.

Exploration History

The modern exploration history of the area began in the 1960’s, with brief programs conducted by Newmont, Granduc, Phelps Dodge, and the Meridian Syndicate.  All of these programs were focused towards gold exploration. Various explorers were attracted to this area due to the numerous large, prominent pyritic gossans that are exposed in alpine areas. There is evidence that prospectors were active in the area prior to 1935. The Sulphurets Zone was first drilled by Esso Minerals in 1969; Kerr was first drilled by Brinco in 1985 and Mitchell Creek by Newhawk Gold in 1991.

In 1989, a 100% interest in the Kerr deposit was acquired by Placer Dome from Western Canadian Mines and in the following year they acquired the adjacent Sulphurets property from Newhawk Gold Mines. The Sulphurets property also hosts the Mitchell deposit and the Iron Cap zone and other mineral occurrences. In 2000, Seabridge Resources acquired a 100% interest from Placer Dome in both the Kerr and Sulphurets properties, subject to capped royalties.

There is no recorded mineral production, nor evidence of it, from the property.  Immediately west of the property, small-scale placer gold mining has occurred in Sulphurets and Mitchell Creeks. On the Bruceside property immediately to the east and currently owned by Silver Standard Resources, limited underground development and test mining was undertaken in the 1990’s on narrow, gold-silver bearing quartz veins at the West Zone.

During 2003 and 2004, under its option to earn up to a 65% interest in the project from the Issuer, Falconbridge conducted geophysics, surface mapping, surface sampling and target delineation at the project.  Falconbridge completed a $1.3 million drill program on six new targets during the summer of 2005.

In 2006, the Issuer completed a 9,130 meter core drill program at KSM designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets zone and by systematically drilling the promising new Mitchell gold zone identified in previous work. In February 2007, the Issuer announced a 43-101 compliant resource estimate for the Mitchell zone prepared by RMI.

In 2007, the Issuer completed a 15,650 meter core drill program at KSM designed to expand the Mitchell zone’s known gold resource by testing for the strike and depth extensions. In January 2008, RMI completed a 43-101 compliant resource estimate for the Kerr and Sulphurets zones. In February 2008, RMI completed an updated a 43-101 compliant resource estimate for the Mitchell zone. These 2008 resources estimates were incorporated into a Preliminary Assessment for KSM which was completed in January 2009.

In 2008, the Issuer completed a 15,180 meter core drill program at KSM designed to further expand the Mitchell and Sulphurets zones and upgrade inferred resources to measured and indicated. In March 2009, RMI completed an updated 43-101 compliant resource estimate for KSM.

In 2009, the Issuer completed a 13,000 meter core drill program at KSM designed to upgrade inferred resources to measured and indicated to further expand certain mineralized zones.  In September 2009, the Preliminary Assessment for KSM was updated to incorporate the March 2009 resource estimate and to set forth refinements to the proposed operation.  In January 2010, RMI completed an updated NI 43-101 compliant resource estimate for KSM which incorporated the drilling results from 2009.

In 2010, the Issuer incorporated the January, 2010 KSM resource estimate into a Preliminary Feasibility Study for KSM, which was completed in May, 2010. This Preliminary Feasibility Study estimated a proven and probable reserve at KSM of 1.60 billion tonnes at 0.59 g/t gold (30.2 million ounces of gold).  In 2010, the Issuer also continued to advance its environmental assessment application document, which the Issuer plans to submit to the federal and provincial governments later in 2011, and completed approximately 22,000 meters of drilling at its Courageous Lake Project and 26,580 meters of drilling at its KSM Project.  With the results of the Issuer’s drilling in 2010, RMI completed an updated NI 43-101 compliant resource estimate for Courageous Lake in January 2011 and for KSM in February 2011, which included a new resource estimate for the Iron Cap zone.

Geology and Mineralization

Regional Geology

The region lies within “Stikinia”, a terrane of Triassic and Jurassic volcanic arcs that were accreted onto the Paleozoic basement of the North American continental margin in the Middle Jurassic.  Stikinia is the largest of several fault bounded, allochthonous terranes within the Intermontane belt, which lies between the post-accretionary, Tertiary intrusives of the Coast belt and continental margin sedimentary prisms of the Foreland (Rocky Mountain) belt.  In the Kerr-Sulphurets area, Stikinia is dominated by variably deformed, oceanic island arc complexes of the Triassic Stuhini and Jurassic Hazelton groups.  Back-arc basins formed eastward of the property in the Late Jurassic and Cretaceous were filled with thick accumulations of fine black clastic sediments of the Bowser Group.  Folding and thrusting due to compressional tectonics in the late Cretaceous generated the area’s current structural features.  Remnants of Quaternary basaltic eruptions occur throughout the region.

The KSM property hosts an extensive alteration and mineralization system that was developed as a result of hydrothermal activity focused on hypabyssal, Early Jurassic intermediate, porphyritic intrusions.  The model is best described as a gold-enriched copper porphyry system controlled by a series of dikes, sills and plugs rather than a single stock.  Mineralization is typically associated with quartz veinlet stockworks and sheeted quartz veinlet arrays mainly in altered host rocks adjacent to the intrusions.  Principal sulfides are pyrite and chalcopyrite, with minor molybdenite, and trace amounts of tennantite, bornite, sphalerite, and galena.

Mitchell Zone Mineralization

Eleven core holes totaling 3,186.11 meters were drilled by Seabridge in 2010 within the Mitchell zone.  The majority of these holes were drilled along the northern and eastern flanks of the mineralized zone in order to upgrade Inferred Resources to Indicated Resources.  The drill hole spacing at Mitchell is somewhat variable but within the core portion of the Mitchell zone drill hole spacing varies between 50 to 100 meters.  The total drill pattern has tested a volume measuring roughly 2,000 meters by 1,200 meters by 600 meters.  Geological and assay results were generally consistent with existing models for geology and metal distribution, but some revisions were made to the geometry of solid models to reflect new data.

The Mitchell zone is exposed in Mitchell valley through an erosional window exposing the footwall of the Mitchell Thrust Fault.  The zone is a moderately dipping, roughly tabular gold-copper deposit measuring approximately 1,600 meters along strike, 400 to 900 meters down dip, and at least 300 to 600 meters thick. It consists of a foliated, schistose or mylonitic zone of intensely altered and sulfide bearing rocks, with a variably distributed stockwork of deformed and flattened quartz veinlets.  The schistosity generally follows an east-southeast direction, and dips moderately steep to the north.  In general, the core area of mineralization has a moderate plunge to the north or northwest, and is lineated in an east-southeast direction.

Recent glacial melt back has provided exceptional surface exposure of a relatively fresh gold-copper porphyry system.  A zone of intense quartz and sulfide veining (“High Quartz”) forms resistant bluffs in Mitchell valley.  However, the higher grade core area is mostly covered by talus and moraine west of the bluffs. Active oxidation and leaching of sulfides has produced prominent gossans and extensive copper sulfate precipitates at the surface.

The Mitchell zone is considered to lie within the spectrum of the gold-enriched copper porphyry environment.  Metals, chiefly gold and copper (in terms of economic value), are generally at low concentrations, finely disseminated, stockwork or sheeted veinlet controlled, and pervasively dispersed over dimensions of hundreds of meters.  Grades diminish slowly over large distances; sub-economic grades are encountered at distances of several hundreds of meters beyond the interpreted centre of the system.  This is distinct from the Sulphurets and Kerr zones, where there are more abrupt breaks in grade due to higher structural complexity and juxtaposition of weak and moderate grade domains by faulting, both syn-mineral structures controlling breccia contacts, and post-mineral faulting and displacements.

Iron Cap Zone Mineralization

The Iron Cap Zone is a roughly 600 by 1,500 meter area of well-exposed, intensely and pervasive quartz-sericite-pyrite altered intrusive, sedimentary and volcanic rock approximately 2,300 meters northeast of the Mitchell zone.  Quartz-sulfide-gold bearing veins within the Iron Cap zone attracted previous explorers and were the focus of blast trenching and three short drill holes drilled by Esso Minerals in 1980 which intersected wide intervals of low grade copper-gold mineralization.  The Iron Cap deposit has been delineated by over 17,790 meters of core drilling in 52 drill holes spaced at intervals of 50 to 100 meters; in total three different operators drilled the project between 1980 and 2010.  In 2010, Seabridge drilled 15,400.6 meters in forty-one core holes to explore, delineate and model the deposit.  This resulted in the first resource estimation of the Iron Cap deposit, which contains substantial volumes of both inferred and indicated resources.

The Iron Cap deposit is a separate but related mineralized system within the KSM district, and occurs structurally above the Mitchell deposit, in the panel of rocks between the Mitchell and Sulphurets thrust faults.  It differs from the Mitchell deposit primarily in that much of the host rock is hydrothermally altered intrusive (porphyritic monzonite to diorite) rather than volcanics and sediments. The volcanics are mostly andesitic porphyry, generally similar to the main host of the Mitchell deposit.  There is a high degree of silicification which overprints earlier potassic and chloritic alteration.  Intense phyllic alteration and high density stockwork veining, which are pervasive at Mitchell are less pervasive at Iron Cap.  Copper bearing zones at Iron Cap demonstrate higher grades than Mitchell, which is consistent with the intrusive setting and potassic alteration indicating a deeper and hotter environment.

Associated with the silicification are wide zones of hydrothermal brecciation, scattered meter-scale quartz-pyrite-chalcopyrite veins and centimeter-scale quartz-pyrite-chalcopyrite-sphalerite-galena-tetrahedrite veins that are interpreted to be superimposed on earlier stockwork and disseminated mineralization associated with the intrusion.  Microscopic examinations of polished thin sections confirm that Iron Cap was also subjected to a post-mineral deformational event evidenced by widespread mylonitic textures.  “Mylonite” and Ultramylonite” are terms used as rock names in petrographic descriptions of several Iron Cap mineralized samples.

Generally intense silicification at the higher, eastern portions gives way to chloritization with some preserved feldspar alteration at depth and towards the west which correlates with an increasing proportion of intrusive rock.  Relative to Mitchell, stockwork veining is much weaker. There is a distinct overprint of structurally controlled, centimeter scale quartz-carbonate veins with chalcopyrite, galena, sphalerite, and tetrahedrite, but the distribution is not clear.  It does not seem to effect the gold and copper distribution on a large scale, but at the vein scale there is often correlation.  High silver values are generally associated with presence of galena and sphalerite.

Sulphurets Zone Mineralization

The Sulphurets deposit has been delineated by over 25,281 meters of core drilling in 94 drill holes spaced at intervals of 50 to 100 meters; in total six different operators drilled the project between 1968 and 2006. In 2010, Seabridge drilled an additional 6,538.9 meters in 18 core holes to upgrade Inferred Resources to Indicated Resources and to test the continuity of mineralization down-dip and along strike to the southwest.  Geological and assay results were consistent with existing models for geology and metal distribution as described below.

The deposit is comprised of two distinct zones, Raewyn and Breccia Gold. The Raewyn Copper-Gold zone hosts mostly porphyry style disseminated chalcopyrite and associated gold mineralization in moderately quartz stockworked, chlorite-biotite-sericite-magnetite altered volcanics. The alteration and mineralization are centered on a narrow, apparently conformable body of porphyritic quartz monzonite. It has an apparent northeasterly strike and dips about 45 degrees to the north. It may be offset in en echelon style by several north-northeasterly trending vertical structures. The mineralization is open at down-dip and along strike to the southwest. The Breccia Gold zone hosts mostly gold bearing pyritic mineralization with minor chalcopyrite and sulfosalts in a K-feldspar-siliceous hydrothermal breccia that apparently crosscuts the Raewyn porphyry copper-gold deposit. It comprises altered intrusive clasts in a matrix of mainly silica and sulfides. Both zones have an intense phyllic overprint that nearly masks all earlier alteration phases.  The breccia zone has an apparent northerly strike and dips to the west, and is open down dip. A late, barren, pyritic monzogabbro cuts off the Breccia zone on the northwest side.

Kerr Zone Mineralization

The Kerr deposit has been delineated by over 29,020 meters of core drilling in 155 drill holes spaced at intervals of 50 to 100 meters by Seabridge and six previous operators between 1987 and 2010.  In 2010, Seabridge drilled an additional 1,453 meters in four core holes.  These drill holes were primarily completed to assist with ongoing geotechnical engineering studies.  Two of the four holes intersected the previously designed resource.  Geologic and assay results were consistent with existing models of geology and metal distribution as described below.

The Kerr deposit is a strongly deformed copper-gold porphyry, where copper and gold grades have been upgraded due to remobilization of metals during later and/or possibly syn-intrusive deformation.  Alteration is the result of a relatively shallow, long lived hydrothermal system generated by intrusion of monzonite. Subsequent regional deformation along the Sulphurets thrust was diverted into Kerr area along pre-existing structures and altered rocks with low competency.

The mineralized area forms a mostly continuous, north-south trending and westerly dipping, irregular body at least 1700 meters long, and up to 200 meters thick.  Higher grades are associated with crackled quartz stockwork, anhydrite veining, and chlorite alteration. It is enveloped by a schistose, pyrite rich phyllic alteration with low to moderate grades. Mineralization is open at depth and along strike.

2011 Resource Estimate

RMI updated its earlier estimate of mineral resources for the Kerr, Sulphurets, and Mitchell zones and added its estimate of the Iron Cap zone using inverse distance weighting methods within geologically constrained gold and copper grade domains that were constructed for the Mitchell, Iron Cap, Sulphurets and Kerr zones. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into measured, indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges and gold equivalent indicator probability models) together with the proximity to drilling data. To facilitate comparisons with previous resource estimates, recoverable gold equivalent grades were calculated using a US$650 gold price with a 70% recovery rate and a US$2.00 copper price with an 85% recovery rate.  The cutoff grade for resource tabulation was set at 0.50 g/t gold equivalent, also consistent with the cutoff grade used for previous KSM resource estimates. RMI reviewed the security, sample preparation, analytical procedures and QA/QC protocols/results and concluded that they were adequate and that the subsequent assays are suitable to be used to estimate mineral resources.

The following table summarizes the updated mineral resource estimates for the Mitchell, Iron Cap, Sulphurets and Kerr zones at the KSM Project using a 0.50 gram per tonne gold equivalent cut-off grade.

KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

Measured Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)
Mitchell	677,600	0.64	13,943	0.17	2,539	3.2	69,713	58	86.6
Total	677,600	0.64	13,943	0.17	2,539	3.2	69,713	58	86.6

Indicated Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)
Mitchell	1,069,500	0.59	20,287	0.17	4,007	3.2	110,033	60	141.4
Sulphurets	199,300	0.63	4,037	0.26	1,142	0.7	4,485	59	25.9
Kerr	241,200	0.25	1,939	0.47	2,499	1.2	9,306	n/a	n/a
Iron Cap	361,700	0.44	5,117	0.21	1,674	5.4	62,796	47	37.5
Total	1,871,700	0.52	31,380	0.23	9,322	3.1	186,620	57	204.8

Measured Plus Indicated Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)
Mitchell	1,747,100	0.61	34,230	0.17	6,546	3.2	179,746	59	228.0
Sulphurets	199,300	0.63	4,037	0.26	1,142	0.7	4,485	59	25.9
Kerr	241,200	0.25	1,939	0.47	2,499	1.2	9,306	n/a	n/a
Iron Cap	361,700	0.44	5,117	0.21	1,674	5.4	62,796	47	37.5
Total	2,549,300	0.55	45,323	0.21	11,861	3.1	256,333	57	291.4

Inferred Resources
Zone	Tonnes (000)	Gold (g/t)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)
Mitchell	551,000	0.43	7,617	0.14	1,700	3.1	54,917	47	57.1
Sulphurets	160,500	0.53	2,735	0.16	566	1.1	5,676	34	12.0
Kerr	91,500	0.23	677	0.30	605	0.7	2,059	n/a	n/a
Iron Cap	297,300	0.36	3,441	0.20	1,310	3.9	37,278	60	39.3
Total	1,100,300	0.41	14,470	0.17	4,181	2.8	99,930	49	108.4

Note:	The resource estimate has been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Preliminary Feasibility Study

In March, 2010, a Preliminary Economic Assessment for the KSM Project was completed that was based on mineral resource estimates prepared before such assessment.  After the 2009 exploration program an updated mineral resource estimate was completed in January 2010 and the Issuer engaged its group of consultants, all of whom are independent of Seabridge, to prepare a Preliminary Feasibility Study for the KSM Project using the 2010 resource estimate.  The KSM Preliminary Feasibility Study is dated March 31, 2010 and is entitled “Kerr-Sulphurets-Mitchell (KSM) Preliminary Feasibility Study 2010” (the “2010 Preliminary Feasibility Study”).  The overall study was coordinated by Wardrop Engineering Inc. (“Wardrop”), a Tetra Tech Company.  The consultants and their responsibilities are as follows:

•
Wardrop, under the direction of Frank Grills (overall report preparation, process and infrastructure capital costs, infrastructure, and financial analysis) and John Huang (metallurgical testing review, mineral processing and process operating costs)

•	Moose Mountain Technical Services under the direction of Jim Gray (mine planning, rock storage facilities, mine capital and mine operating costs)

•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply, energy recovery plants and associated costs)

•	Rescan Environmental Services Ltd. under the direction of Greg McKillop (environment and permitting)

•	Bosche Ventures Ltd. under the direction of Harold Bosche (rope conveying, slurry, tailings delivery and return water pumping and piping and associated capital costs)

•
Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (diversion and seepage collection ponds, tailings dam, water treatment dam, water treatment plant, water diversions and capital, operating and closure costs)

•	Allnorth Consultants Ltd. Under the direction of Mr. Darby Kreitz (storage dam and tailings starter dam construction cost estimates)

•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads and associated capital costs)

•	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)

•	EBA Engineering Consultants Ltd. (EBA) under the direction of Kevin Jones (winter access roads and associated capital costs)

•	Thyssen Mining Construction of Canada Ltd. under the direction of Adrian Bodolan (tunnel design and capital costs).

The following material relating to the KSM Project summarizes information from the 2010 Preliminary Feasibility Study.

The 2010 Preliminary Feasibility Study envisages a large tonnage open-pit mining operation at 120,000 metric tonnes per day of ore fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep water port at Stewart, British Columbia. A separate molybdenum concentrate and gold-silver doré would also be produced at the processing facility.

Mineral Resources and Mine Planning

The resource estimate of RMI used in the 2010 Preliminary Feasibility Study was reported in a report entitled “January 2010 Updated KSM Mineral Resources” dated January 25, 2010 (the “2010 KSM Estimate Report”).  RMI updated its earlier estimate of mineral resources for the Kerr, Sulphurets, and Mitchell zones using inverse distance weighting methods within gold and copper grade envelopes that were constructed for the Mitchell, Sulphurets and Kerr zones. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into measured, indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. Recoverable gold equivalent grades were calculated using a US$650 gold price with a 70% recovery rate and a US$2.00 copper price with an 85% recovery rate.  RMI reviewed the security, sample preparation, analytical procedures and QA/QC protocols/results and concluded that they were adequate and that the subsequent assays are suitable to be used to estimate mineral resources.

The following table summarizes the updated mineral resource estimates for the Mitchell, Sulphurets and Kerr zones at the KSM Project using a 0.50 gram per tonne gold equivalent cut-off grade.

KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade
	Measured Mineral Resources					Indicated Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)
Kerr	No Measured Resources					237,500	0.26	0.48	1,985	2,513
Sulphurets	No Measured Resources					159,000	0.63	0.28	3,221	981
Mitchell	659,700	0.64	0.17	13,574	2,472	1,080,900	0.58	0.17	20,156	4,050
Total	659,700	0.64	0.17	13,574	2,472	1,477,400	0.53	0.23	25,362	7,544

	Measured + Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)
Kerr	237,500	0.26	0.48	1,985	2,513	76,100	0.20	0.30	489	503
Sulphurets	159,000	0.63	0.28	3,221	981	144,000	0.50	0.16	2,317	511
Mitchell	1,740,600	0.60	0.17	33,730	6,522	537,000	0.44	0.14	7,597	1,657
Total	2,137,100	0.57	0.21	38,936	10,015	757,100	0.43	0.16	10,403	2,671

Note:   This table does not include the results of the 2010 exploration program at the KSM Project.  The resource estimate has been prepared in accordance with NI 43-101.  See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.

Lerchs Grossman (“LG”) pit shell optimizations were carried out by Moose Mountain Technical Services (“MMTS”) using the resource models provided by RMI and were designed to maximize net present value using a 5% discount rate, which is current industry standard.

Mineral Reserves

Mineral Reserves for the KSM project were estimated using a gold price of US$850 per ounce, a copper price of US$2.25 per pound and are stated as follows:

KSM Proven and Probable Reserves
Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	764.8	0.59	0.16	2.93	62.3	14.5	2,722	72.0	105.0
	Total	1,335.4	0.61	0.16	2.93	60.4	26.3	4,823	126.1	178.0
Sulphurets	Probable	142.2	0.61	0.28	0.44	101.8	2.8	883	2.0	31.9
Kerr	Probable	125.1	0.28	0.48	1.26	Nil	1.1	1,319	5.1	Nil
Totals	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	1,032.1	0.56	0.22	2.38	60.2	18.4	4,924	79.1	137.0
	Total	1,602.7	0.59	0.20	2.58	59.4	30.2	7,024	133.1	209.9

Production

At 120,000 tonnes per day, annual throughput for the mill is estimated at 43.8 million tonnes. With 1.60 billion tonnes of proven and probable reserves, KSM’s mine life is estimated at approximately 37 years. Production is scheduled to commence at the Mitchell deposit, to be augmented by Kerr and then Sulphurets.

At Mitchell, there is a near-surface higher grade gold zone that would allow for gold production in the first five years substantially above the mine life average. This higher grade gold zone would significantly reduce the project’s payback period to approximately 6.9 years for the Base Case. A payback period representing less than 20% of mine life is considered highly favorable. Metal production for the first five years compared to life of mine average production is estimated as follows:

Average Annual Metal Production

	Years 1-5 Average	Life of Mine Average
Average Grades: Gold (grams per tonne) Copper (%) Silver (grams per tonne) Molybdenum (parts per million)	0.80 0.19 2.62 54.2	0.59 0.20 2.58 59.4
Annual Production: Gold (ounces) Copper (pounds) Silver (ounces) Molybdenum (pounds)	878,000 149 million 2.7 million 1.7 million	634,000 158 million 2.6 million 2.1 million

Mining Operations

The mine production schedule, based on the detailed pit phases engineered from the results of an LG sensitivity analysis, varies production annually from the three areas to maximize the net present value (“NPV”) returns for the project. This work utilized MineSight® schedule optimization. Large-scale shovels, trucks and mobile equipment were utilized in the mine planning schedules, which are then used for the operating cost estimating.

The proposed mining operations are typical of open-pit operations in mountainous terrain in western Canada and would employ typical open-pit mining methods and equipment. There is significant operating and technical expertise, services and support in western Canada, British Columbia and in the local area for the proposed operations. A large capacity operation is being designed and large scale equipment is specified for the major operating areas in the mine to generate high productivities per worker, which is estimated to reduce unit mining costs and allow the lowest mining cost to be achieved. Large scale equipment is also expected to reduce the labour requirement on site and dilute the fixed overhead costs for the mine operations. The model indicates that much of the general overhead for the mine operations would be minimized if the number of production fleets and the labour requirements are minimized.

Metallurgical Testing

Several wide-ranging metallurgical test programs were carried out to assess the metallurgical response of mineralization at the KSM Project. The most recent test programs were performed between 2007 and early 2010. Laboratory testing programs have led to the development of a proposed conventional grinding and flotation circuit to produce a copper/gold concentrate and a molybdenum concentrate.  A separate gold/silver extraction circuit will recover gold and silver from gold-bearing pyrite products.

Mineral Processing

The proposed flotation process is projected to produce a copper-gold concentrate at 24% copper. This concentrate should recover between 77% and 87% of the copper and 51% and 61% of the gold from the mill feed, except in the last two years of operation. Copper and gold flotation recovery will vary with changes in head grade and mineralogy. The life of mine average copper and gold recoveries to the concentrate would be 82.2% and 55.9% respectively. As projected from the testwork, the cyanidation circuit (carbon-in-leach) will increase the overall gold recovery to a range of 74% to 79%, averaging 76.9% on mine life, depending upon gold and copper head grades. Silver recovery from the flotation and leaching circuit is expected to average 72%. A separate flotation circuit will recover molybdenite from copper-gold-molybdenum bulk concentrate when high-grade molybdenite mineralization is processed.

The mill feed from the Mitchell, Sulphurets, and Kerr deposits will be processed at an average rate of 120,000 tonnes per day. The Mitchell deposit will be the dominant source of mill feed for the process plant. The mineralization from Kerr deposit will be processed together with Mitchell ore between years 6 and 18 and Sulphurets ore will be mined and blended with Mitchell mineralization between years 19 and 24.

The process plant will consist of three separate facilities: an ore crushing/grinding and handling facility at the mine site, a Mitchell-Teigen ore slurry tunnel transportation system, and a main process facility at the Teigen area site, adjacent to the tailings management facility (“TMF”). Processing at the Teigen area plant site will include secondary grinding, flotation, regrinding, leaching, and dewatering.

The comminution plant at the Mitchell valley mine site will reduce the mill feed from 80% passing 1,200 mm to 80% passing 180 μm by three stages of crushing and one stage of grinding. The crushing will include primary crushing by gyratory crushers, secondary crushing by cone crushers, and tertiary crushing by high pressure grinding rolls. The primary grinding circuit, consisting of four conventional ball mills, will grind the crushed materials to a particle size of 80% passing 180 μm.

The ground mill feed will be transported through one of the 23 kilometer Mitchell-Teigen twin tunnels by two stages of pumping to the Teigen plant site, located near the TMF northeast of the KSM mine. This tunnel will also be used for electrical power transmission, diesel fuel delivery by pipeline, and return of reclaim process water from the Teigen plant site to the primary grinding plant at Mitchell. The adjacent tunnel will be used for the transport of personnel and supplies for the mines operating and water management activities. The proposed tunnel route is through Crown land and approximately 15 kilometers of its length passes through ground subject to mineral claims held by third parties.

The plant site will consist of secondary grinding, flotation, concentrate dewatering, cyanide leaching, gold recovery, and tailing management facilities. The ore solids from the primary comminution circuit will be ground to a product size of 80% passing 125 μm. The grinding circuits will consist of eight energy efficient tower mills in closed circuit with hydrocyclones. The ground ore will then have copper/gold/molybdenum minerals concentrated by conventional flotation to produce a copper-gold-molybdenum concentrate and a gold-bearing pyrite concentrate for gold leaching. Depending on molybdenum content in the copper-gold-molybdenum concentrate, the concentrate may be further treated to produce a copper-gold concentrate and a molybdenum concentrate. The concentrates will be dewatered and shipped to copper and molybdenum smelters.

The gold-bearing pyrite flotation concentrate together with the cleaner flotation tailing from the copper-gold-molybdenum cleaner circuit will be leached with cyanide for additional gold and silver recovery. Prior to storage in the TMF, the pulps from the cyanide leaching circuit will be washed, and subjected to cyanide recovery and destruction.

The flotation tailing and the washed leach residues will be sent to the TMF for storage.

Tailing and Waste Management

The flotation tailing and the cyanide leach residues would flow by gravity from the process plant to the adjacent proposed tailing management facility (“TMF”). The TMF is divided into two cells to improve water management. The total storage capacity of the two cells of the TMF at elevation 1060 m is 2.3 billion tonnes, which is sufficient to store all tailing from the 52.5 year mine life of the project at dam heights of up to approximately 225 m. Additional storage capacity would be possible by raising the North and South East dams. Cyclone sands would be generated from the low-sulphur flotation tailing and used for dam construction to impound the bulk of the tailing products. The high sulphide gold leach tailing product would also be impounded in the tailing ponds and eventually covered by water or low-sulphide flotation tailing product. Water is proposed to be managed in the impoundment during operations, by maximizing the return of decanted tailing solutions, minimizing the input of fresh water to the process circuits and by recirculating water used for slurry transport of ore.

Non-potentially Acid Generating (“NAG”) rock from prestripping the Sulphurets pit will be used for Water Storage Dam fill and construction of the process plant pad area. Overburden would be tested for acid generation prior to use.

The operation includes a Potentially Acid Generating (“PAG”) Rock Storage Facility (“RSF”) located adjacent to Mitchell pit with a down gradient pond and water storage dam (Water Storage Facility or “WSF”) designed to collect mine area contact water resulting from precipitation on the RSF and seepage from the RSF as well as to receive seepage pumped from Mitchell Pit. An additional RSF is proposed to be constructed on the south side of Sulphurets ridge, runoff will be collected beneath the RSF and routed to the WSF by gravity.  Water collected in the WSF will generate hydro power when routed to the Water Treatment plant.

Contact water from the Kerr pit would flow by gravity directly to the treatment plant where waters would be treated prior to release. A conventional high density sludge treatment plant is proposed to be employed for the treatment. This plant would also treat haulage tunnel water. Temporary ARD and sediment treatment plants are included across the site to treat tunnel drainage, tunnel muck contact water and construction cut runoff.

At closure Mitchell Pit will be used for flooded storage of PAG material from other pits as backfill.

Moraine deposits in adjacent valleys will be used as closure cover material and as growth medium for eventual revegetation of RSF surfaces below the treeline.  NAG waste rock is proposed to be used to line closure channels for non-contact surface water. Much of the current surface area of the RSF and mine area is barren of vegetation due to the relatively recent glacial ice recession.

Environmental Considerations

The KSM Project requires certification under both the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act (“CEAA”) processes. In addition, numerous federal and provincial licences, permits and approvals will be required to use, construct and operate the project. In particular, the project will require an amendment to Schedule 2 of the federal Metal Mining Effluent Regulation (MMER) in order to construct the TMF in an area occupied by fish.

The BC Environmental Assessment process was initiated in March of 2008 with the submission of a “Project Description” to the BC Environmental Assessment Office (“BCEAO”).  Federal regulatory authorities were also informed of the proposed project at that time. The BCEAO confirmed in April of 2008 that the KSM Project will require an Environmental Assessment. On November 6, 2009, the BCEAO issued a Section 11 Order to establish the scope, procedures, and methods for the Environmental Assessment. The Canadian Environmental Assessment Agency (“CEA Agency”) formally advised Seabridge on July 23, 2009, that the KSM Project will require an Environmental Assessment under the CEAA.

Three years of on-site baseline environmental work has been collected by Rescan Environmental Services Ltd. (“Rescan”) for the period 2008-2010. Rescan is also leading the preparation of the Environmental Assessment and the submissions required to acquire operating permits. Seabridge and its team are involved with engagement meetings with local communities, regulatory agencies, regional and municipal governments, the Nisga’a Nation, and relevant First Nations identified by the BCEAO to advance the proposed project through the review processes.

Infrastructure

The plant and mine facility layouts are located to take advantage of the natural topography and, to the extent possible, minimize the impact on the environment.

The proposed permanent road access routes to the mine and plant site include a 35 km road south from the Eskay Creek Mine site and a 14 km road southwest from Highway 37, respectively. Highway 37 is a major road access to northern British Columbia. These roads will provide access for supplies, equipment and crew transport, and will be used for hauling concentrate to Highway 37.

The ground mill feed at Mitchell will be transported through one of the two parallel 23 km tunnels, by two stages of pumping to the main plant site, which is to be located on KSM’s Seabee property northeast of the Mitchell pit. The tunnel would extend from the north side of the Mitchell Zone to the northeast into the upper reaches of the Teigen Creek valley, north of the TMF. There is a saddle point approximately 16 km from the Mitchell portal where the tunnel daylights. There would be a 17 km temporary construction access road constructed from the plant site to where the tunnels daylight.

A proposed winter access road that leads to the KSM mine will be constructed. The route will begin at the end of an existing all-season road near the abandoned Granduc Mine/Tide Lake airstrip, head north to the toe of the Frank Mackie Glacier, and then follow across the glacier into the Ted Morris Creek valley, which is a tributary of Sulphurets Creek. The winter access road will be used to mobilize equipment and supplies.

At the Mitchell pit, the primary crusher will feed a conveyor material handling system. Services will be constructed to deliver feed for crushing in the secondary crusher building, high pressure grinding rolls building, and ball mills (located in the grinding building). Ore from the Kerr and Sulphurets pits will be crushed at the respective pits and be transported by means of a rope conveyor system starting at the Kerr pit. At a transfer point southwest of the Sulphurets pit, the material will be transported on an overland conveyor through the Sulphurets Mitchell conveyor tunnel and, finally, by rope conveyor to the Mitchell coarse ore stockpile. Ore from the Sulphurets pit will be trucked to a stockpile adjacent to the transfer point and conveyed to the tunnel conveyor.

Copper concentrates (averaging approximately 820 t/d) produced at the process site will be filtered at the plant site and transported 200 km by contract trucking firms on Highway 37 and 37A to a storage and concentrate loading facility site near Stewart, BC. Concentrates would be loaded and shipped via ocean transport to overseas smelters.

Power Supply and Distribution

The northern most extension of the current British Columbia Transmission Corporation (“BCTC”) grid in the KSM Project area is a 220 kilometers long, 138 kV transmission line to Meziadin Junction from the Skeena substation near Terrace, British Columbia. The community of Stewart, British Columbia is provided service by a continuation of the transmission line from Meziadin. The existing 138 kV transmission line does not have adequate capacity to supply an extension to the KSM property. There is a currently proposed new 335 kilometer long 287 kV “Northwest Transmission Line” (“NTL”) from Skeena substation following in proximity to Highway 37 past the KSM property as far north as Bob Quinn Lake. The environmental assessment  for the NTL was initiated by the Province of BC in 2010. Given the incomplete review of this project at the end of 2010 and due to the uncertainty of the estimated costs associated with  this project, it is proposed to take regular service from BC Hydro at Meziadin Junction under their bulk rate schedule 1823.  This will require significant system reinforcement on the part of BCTC, including the construction of a new 287 kV transmission line from Skeena to Meziadin (similar to the current NTL plans). As the KSM load is large, in the range of 150 MW, BC Hydro’s revenues will be sufficient such that they would under current policy fund this construction, only requiring a bond over a seven year period from the Issuer. Consequently, the KSM Project would take service at Meziadin and would then be responsible for construction of a 287 kV transmission line from Meziadin to Snowbank Creek, just north of Bell II (102 kilometers in length) and then a further 14 kilometer interconnection to the KSM No. 1 substation, located adjacent to the flotation plant.

Overhead power lines and underground cables would be run from feeder breakers in the 287 kV No. 1 flotation step-down substation to distribute power around the plant site.

Capital Cost Estimate

An initial capital of US$3.365 billion is estimated for the project.  Costs in the 2010 Preliminary Feasibility Study have been converted using a fixed currency exchange rate of CDN$1.00 to US$0.92. The expected accuracy range of the capital cost estimate is +25%, -10%.  Initial capital has been designated as all capital expenditures required to produce concentrate and doré. This 2010 Preliminary Feasibility Study estimate is prepared with a base date of Q1 2010 and does not include any escalation past this date. A summary of the major capital costs is shown in the following table.

Description	US$000
Direct Works
Overall Site	106,000
Open Pit Mining	153,000
Crushing, Stockpiles and Grinding	371,000
Tunnelling	199,000
Plantsite Grinding and Flotation	272,000
Tailings Management Facility	72,000
Water Treatment	185,000
Site Services and Utilities	70,000
Ancillary Buildings	83,000
Plant Mobile Equipment	10,000
Temporary Services	142,000
Permanent Electrical Power Supply	146,000
Energy Recovery Plants	51,000
Permanent Access Roads	72,000
Temporary Winter Access Roads	15,000
Offsite Infrastructure and Facilities	62,000
Subtotal	2,134,000
Indirects
Project Indirects	760,000
Owner’s Costs	77,000
Contingencies	394,000
Subtotal	1,231,000
Total Capital Cost	3,365,000

Operating Cost Estimate

The operating cost for the KSM Project was estimated at US$11.66/t milled. The estimate was based on an average annual process rate of 120,000 tonnes per day milled.

The cost estimates in this section are based upon budget prices in Q1 2010 or based on the data from the database of the consulting firms involved in the cost estimates. When required, costs in this report have been converted using a fixed currency exchange rate of Cdn$1.00 to US$0.92 from Seabridge. The expected accuracy range of the operating cost estimate is +25%, -10%.

Power will be supplied by BC Hydro at an average cost of US$0.036/kWh at the plant 25 kV bus bars. Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and estimated equipment load power draws for the rest of the process equipment. The power cost for the mining section is included in the mining operating cost. Power costs for surface service is included in the site services.

Average Operating Cost Summary
	US$/a (000’s)	US$/t Milled
Mine
Mining Costs – Mill Feed	217,596*	4.97*
Mill
Staff & Supplies	196,147	4.48
Power (Process only)	39,108	0.89
G&A and Site Service
G&A	26,946	0.62
Site Service	10,090	0.23
Tailing and Water Treatment
Tailing	10,856	0.25
Water Treatment	15,556	0.36
Subtotal Mine Operating Cost	516,299	11.80
Hydro-power Credit	-6,238	-0.14
Total	522,537	11.66

*including pre-production operating costs of US$6 million.

The mine operating costs are defined as the direct operating costs including mining, processing, tailing storage, water treatment, site services and G&A. The hydropower credit is from the recovered hydro-energy during mining operations. Sustaining capital includes all capital expenditures after the process plant has been put into production.

Economic Evaluation

A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of March 15, 2010. This approach is consistent with the guidance of the United States Securities and Exchange Commission, is accepted by the Ontario Securities Commission and is industry standard. An Alternate Case was also constructed using more conservative copper and silver metal prices and a slightly higher gold price. Finally, a Spot Price Case was prepared using recent spot metal prices. The pre-tax economic results in U.S. dollars for all three cases are as follows:

Projected Economic Results

	Base Case	Alternate Case	Spot Price Case
Metal Prices: Gold ($/ounce) Copper ($/pound) Silver ($/ounce) Molybdenum ($/pound)	878 2.95 14.59 16.50	900 2.25 14.00 16.50	1100 3.25 17.00 16.50
Net Cash Flow	$11.7 billion	$8.3 billion	$18.6 billion
NPV @ 5% Discount Rate	$2.9 billion	$1.6 billion	$5.6 billion
IRR (%)	11.4	8.8	16.5
Payback Period (years)	6.9	8.5	4.4
Operating Costs Per Ounce of Gold Produced (life of mine)	144	313	68
Total Costs Per Ounce of Gold Produced (includes all capital)	373	541	297
US$/Cdn$ Exchange Rate	0.92	0.92	0.92

Note: Operating and total costs per ounce of gold are after base metal credits. Total costs per ounce include all start-up capital, sustaining capital and reclamation/closure costs.

Sensitivities were run and it was determined that the project NPV and IRR are most sensitive to gold price and exchange rate followed by operating costs.

Construction activities at the project are estimated to take approximately four and half years to complete, with an additional possible six months for start up and commissioning, after receipt of construction and operating permits.

Courageous Lake Project

Summary

The Courageous Lake project is a gold project covering approximately 67,000 acres located in the Northwest Territories, Canada.  Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property.  Geology of the Courageous Lake project is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that form a portion of the Slave Structural Province.  These rocks are within the Yellowknife Supergroup and are locally referred to as the Courageous Lake Greenstone Belt ("CLGB").

Gold was first discovered in the Courageous Lake area in the early 1940’s.  Beginning in 1980, Noranda Exploration Ltd. initiated exploration in the Courageous Lake Volcanic Belt.  Exploration activities included geological reconnaissance, airborne, EM and magnetic surveys, ground follow-up and claim staking.  From 1982 to 1987, Noranda conducted extensive core drilling on the property from the surface and also constructed a winter road to the property.  In late 1987, Noranda made the decision to sink a vertical shaft to provide access for conducting an underground definition drilling program and to be able to test gold grade continuity and tenor by drifting and raising on ore grade shoots.

Little additional work was performed on the property until Placer Dome optioned the property in 1998.  Placer performed regional lithogeochemical sampling/prospecting and detailed mapping and channel sampling on the Courageous Lake property.  Placer also conducted a core drilling/sampling program in order to verify Noranda’s previous work and to provide infill sample data.

Over the period of exploration at Courageous Lake, several resource estimates have been prepared.  Prior to the Issuer’s acquisition of the project, detailed resource estimates were prepared by Noranda in 1990 at the conclusion of its underground exploration program and by Placer Dome in 1999 at the conclusion of its exploration program.

In 2002, the Issuer engaged RMI (then of Tucson, Arizona) to review the resource model prepared in 1999 by Placer Dome and to independently estimate gold resources based on a geostatistical review of the available data. During 2004, the Issuer conducted additional exploration activities at Courageous Lake, including approximately 7,500 meters of new core drilling.  Following these activities, the Issuer commissioned RMI to update the model and estimate new gold resources.  During 2005 and 2006 the Issuer conducted additional exploration activities at Courageous Lake including approximately 15,700 meters of core drilling. In January 2007, RMI completed a new resource estimate for the project.

In late 2002, Seabridge engaged a group of independent consultants to undertake a scoping study for Courageous Lake. During 2003, preliminary reports were completed on key mining and metallurgical issues relating to the project. In September 2005, a Preliminary Assessment was completed. In 2007, the Issuer commissioned a group of independent consultants to update the Preliminary Assessment by incorporating the 2007 resource estimate for the project and updating all capital and operating cost estimates. An updated Preliminary Assessment was completed in March 2008 and is discussed below.

Seabridge focused on its KSM Project in 2008 and 2009 but in 2010 resumed work at Courageous Lake, completing 49 diamond core drill holes totalling about 22,000 meters. In February 2011, RMI completed a new resource estimate incorporating the 2010 drilling.  In its updated report dated March 15, 2011, RMI calculated a measured resource at a 0.83 gram per tonne cut-off grade of 12.584 million tonnes grading 2.52 grams of gold per tonne (1,020,000 ounces of gold) and an indicated resource of 77.582 million tonnes grading 2.31 (5,762,000 ounces) for a total measured and indicated gold resource of 6,782,000 ounces.  In the inferred category, RMI estimates the project contains an additional 63.053 million tonnes of material grading 2.24 grams of gold per tonne (4,541,000 ounces).

The Issuer estimates its annual holding costs of the Courageous Lake Project to be approximately $225,000.

Acquisition Agreement

In May 2002, the Issuer entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres.  The purchase by Seabridge closed on July 31, 2002. Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR and agreed that it would be liable to make two (2) further payments of US$1.5 million, each subject to the price of gold passing certain thresholds, for a 100% interest in the property.  A further US$1.5 million was paid to Newmont/Total in March 2003 as a result of the spot price of gold closing above US$360 per ounce for 10 consecutive days.  The final US$1.5 million was paid to Newmont/Total in February 2004 as a result of the spot price of gold closing above US$400 per ounce for 10 consecutive days.  Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, 5073 N.W.T. Ltd.  The obligations of 5073 N.W.T. Ltd. under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property.  Subsequent to this acquisition, Seabridge staked contiguous open ground totalling an additional 49,133 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement, including the 2% royalty.  In 2004, an additional property was optioned in the area ("Red 25").  Under the terms of the agreement, the Issuer paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the Red 25 property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

Technical Report

Following the Issuer’s 2010 exploration program at Courageous Lake, RMI and Wardrop prepared an updated report on the Issuer’s Courageous Lake Project.  This report, prepared by independent consultant Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690) of RMI and Jianhui (John) Huang (Ph. D., P. Eng), is entitled "January 2011 Mineral Resource Estimate, Courageous Lake Project, Northwest Territories, Canada" (the "2011 Courageous Lake Estimate Report") and dated March 15, 2011. The following material (up to the heading “Preliminary Assessment”) on the Courageous Lake Project summarizes information from the 2011 Courageous Lake Estimate Report.

Location and Climate

The project is located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories (see Figure 3).  The property lies in a historic mining district and includes 2 past producing gold mines.  Year round access is available by air, either by helicopter or fixed wing aircraft to the airstrip at the former Salmita mine 6 kilometers to the south or via float-equipped aircraft to several adjacent lakes.  During mid-winter, access is available via a winter road which branches from the main winter road to the Lupin Mine.  There are about 10 kilometers of gravel roads located on the property which served as access routes to and from the former shaft used to conduct exploration.

The property is relatively flat, with the maximum change in elevation only about 30 meters.  Vegetation is tundra with low scrub brush in places.  The altitude of the project is about 450 meters, and the average temperatures range from about -21 to 70 degrees F.  Average precipitation is about 11 inches per year.

Land Status

The property is comprised of 59 federal mining leases and 11 federal mining claims having a combined area of 33,051.56 hectares (see Figure 4).  The property is currently registered/recorded to a wholly owned subsidiary of Seabridge Gold Inc., 5073 NWT Ltd.  Minimum yearly maintenance costs for the Courageous Lake property total $216,689 and are divided as to lease rental payments of $18,880, minimum representation work due on claims of $97,809 plus $100,000 in option payments on the Red 25 Claim.

Exploration History

Gold was first discovered in the Courageous Lake area in the early 1940’s by Dr. W. Brown, who was working for Territorial Exploration Limited.  The Tundra deposit was discovered in 1944 and the Salmita deposit in 1947.  The Geological Society of Canada carried out regional geological mapping in the area from 1944 to 1980.  The Tundra Gold Mine went into production in 1964 and operated about four years.  During the 1990’s, Royal Oak Mines briefly reopened the Tundra Mine.  Total reported production from the Tundra Mine was 122,000 ounces of gold.  During 1984 to 1989, the nearby Salmita Mine produced 209,000 tonnes averaging 27.2 grams per metric tonne (183,000 ounces).

In 1980, Noranda Exploration Limited carried out a drilling program to evaluate a frost heaved felsic volcanic unit that was discovered by prospectors working for Noranda.  This activity resulted in the discovery of two gold deposits, the Tundra Deposit (Main Zone) or FAT Deposit, and the Carbonate Zone.  In 1982, Noranda entered into a joint venture agreement enabling Getty Canadian Metals Ltd. to earn a 49% interest in the Courageous Lake property by funding exploration and development with Noranda as the operator.  In 1987, Total Energold purchased Getty Canadian Metals Ltd. and thereby acquired its 49% interest in the Tundra Joint Venture.

Figure 3 - Courageous Lake Project Location Map

Beaufort Sea
120°00'
115°00'
N
Courageous Lake Property
CANADA
Paulatuk
Slave Structural Province Boundary
Coppermine
110°00'
105°00'
ARCTIC CIRCLE
Great Bear Lake
Lupin Mine
Contwoyto Lake
Fort Franklin
65°00'
Hottah Lake
Point Lake
Ekati Diamond Mine
Diavik Diamond Mine
Indin Lake
Colomac Mine
COURAGEOUS LAKE PROPERTY
Salmita Mine
Faber Lake
MacKay Lake
Winter Road
Lac la Martre
Rea
Edzo
Reliance
Giant Con Mine
YELLOWKNIFE
Snowdrift
MacKenzie River
Fort Simpson
Fort Providence
Great Slave Lake
Fort Resolution
1
Hay River
6
Pine Point
Enterprise
60°00'
2
5
Fort Smith
Seabridge Gold Inc.
Courageous Lake Property
Northwest Territories, Canada
0 km
100 km

Figure 4 - Courageous Lake Project Claim Map

480000E
485000E
490000E
495000E
Seahorse Lake
Lake
Courageous
Courageous Lake
Deposit
Matthews
Lake
7100000N
7095000N
MacKay
Lake
7090000N
7085000N
7080000N
7075000N
7070000N
Winter
Drill Road
Portage Bay
Courageous Lake
Property
CANADA
Seabridge Claims
Scale
0
5
10
kilometres
Seabridge Gold Inc.
Courageous Lake Property
Northwest Territories, Canada

In 1988, Noranda sank a 475-meter shaft on the Main Tundra Deposit with the objective of testing the continuity and grade of gold mineralization within the previously identified deposit.  The results of this program did not meet Noranda’s expectations, and no further work was done on the underground development.  Noranda estimated a global gold resource of about 3.6 million ounces and an underground resource of about 737,000 ounces. In 1992, Noranda consolidated its Hemlo Gold unit with Battle Mountain Gold and began operating the Tundra Joint Venture as Battle Mountain Gold.

In 1996, Battle Mountain Gold merged with Newmont Gold Corporation thereby transferring 51% ownership of the Tundra Joint Venture to Newmont.  In 1997, Placer Dome Exploration (PDX) optioned this 51% interest from Newmont with the concept of developing a bulk mineable surface deposit.  PDX completed 13,345 meters of drilling and other basic exploration work.  Based on their work along with the previous data collected by Noranda, PDX estimated a global resource for the Courageous Lake property of 5.9 million ounces of gold.

Exploration by the Issuer

During 2003, the Issuer designed and executed a work program on the Courageous Lake property with the goal of evaluating and prioritizing potential gold targets.  Four targets were developed: South FAT Extension; Olsen Lake Target; Walsh Lake Target; and Salmita Mine Target.  These targets were selected as those that represented the highest probability to develop new resources for the project.

In 2004, drill testing of selected priority targets was undertaken by the Issuer.  The program was conceived in 2 stages: initial testing for strataform gold concentrations similar to the FAT deposit; and sectional drilling for potential resource additions.  The initial program intended to test 3 target areas: Olsen Lake; Walsh Lake; and the South FAT Extension.  Ground conditions precluded a test of the Walsh Lake target, but the other targets were tested.  Results from the initial stage of the program led Seabridge to initiate sectional drilling on the South FAT Extension. The South FAT Extension was a projection of the previous resource model into an area where little work had been completed.  Surface and initial drilling results indicated that 300 meters of strike could be added to the FAT deposit with the completion of sectional drilling.  The second stage of the 2004 program completed the sectional drilling on 50-meter section lines across these 300 meters of strike.

During 2005 and 2006, the Issuer completed an additional 15,400 meters of core drilling at Courageous Lake, designed to identify new gold resources to the west of the main mineralized deposits and to the north. The core collected from these drill holes was systematically logged, sawn, and shipped to ACME Labs in Yellowknife, NWT and Vancouver B.C. for sample preparation and fire assay.

In 2010, Seabridge drilled 49 diamond core holes and 10 shallow core holes (for geotechnical purposes) totalling about 22,400 meters. The core collected from these drill holes was logged, sawn, shipped to ACME Labs in Yellowknife, NWT (sample preparation), and then sent to ACME Labs in Vancouver, BC for analysis.

Geology

Regional Geology

The Courageous-Mackay Lake Belt is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that form a portion of the Slave Structural Province.  These rocks are within the Yellowknife Supergroup and are locally referred to as the Courageous Lake Greenstone Belt ("CLGB").  The CLGB is approximately 60 kilometers long, with a maximum east-west width of 6-7 kilometers.  The rocks within the CLGB have been metamorphosed to greenschist facies, and have undergone at least two major deformational events.  The Mackey Lake and Courageous Lake stocks, which are large granitic intrusions, bound the belt on the east and west.

The CLGB forms a steeply dipping homoclinal sequence of metavolcanic and metasediments that are younger towards the east.  Two distinct volcanic cycles have been recognized within the CLGB.  The basal cycle is characterized by mafic to intermediate flow and pyroclastic rocks, which for the most part have been assimilated by the Courageous Lake Batholith.  The second cycle contains mafic to felsic flow and pyroclastic rocks that are spatially related with felsic intrusives.  The second cycle of volcanism is conformably overlain by a thick sequence of metasedimentary rocks that are locally known as the Yellowknife Group Sediments ("YGS").  The dominant post YGS lithology consists of large granodiorite to diorite plutons that bound the CLGB along its east and west flanks.  Post dating the granite and greenstone rocks in the area are late Protozoic gabbroic and diabase dikes which trend north to northeast or east-west.

Property Geology

The Courageous Lake property consists of a sequence of northerly trending, steeply dipping metasedimentary and metavolcanic rocks, with tops to the east.  All of the currently recognized gold occurrences on the property are within or near the top of the felsic cycle of volcanism of the CLGB.  The thickest part of this felsic volcanic cycle is located between north shore of Matthews Lake and the south shore of Courageous Lake.  The FAT deposit comprises up the better part of this sequence.  It is made up of at least 13 discrete, steep east-dipping, elongate lenticular zones that vary in thickness from 20 to 125 meters wide. The continuity of these 13 zones has been demonstrated to be at least 1900 meters long (between UTM 7,108,700N and 7,110,600N), 800 meters wide (between UTM 486,000E and 486,800E) and, although open at depth, at least 1200 meters deep.

The host rocks of the FAT deposit are predominately dacite to rhyolite and range in color from pale grey to light green. Lithic-bearing tuff, ash and agglomerate are the principal rock textures.  Also, found but in lesser quantities are meta-sedimentary (tuffaceous greywackes, siltstones, and sandstones), and late-gabbro dikes or sills (barren).  The felsic rocks have undergone varying degrees of alteration by one or more hydrothermal processes.

Sericite and silica have the highest correlation to gold of the alteration types.  There are several types of sulfides present; pyrite, pyrrhotite and arsenopyrite are the most common.  Amongst these, gold is strongly associated with the arsenopyrite, especially when it occurs in a needle like habit.

Gold Resources

Over the period of previous exploration at Courageous Lake, several resource estimates have been prepared.  The most detailed historic estimates were conducted by Noranda in 1990 at the conclusion of its underground exploration program, by Placer Dome in 1999 at the conclusion of its exploration program and by RMI in July 2002, December 2004 and January 2007.

In January 2011, RMI completed a new resource model incorporating the results from the Issuer’s 2010 exploration program and in March 2011, the 2011 Courageous Lake Estimate Report setting forth this estimate was filed on SEDAR.  This estimate was prepared in accordance with NI 43-101 and United States investors should see the “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes to this Annual Information Form.  The 2011 Courageous Lake Estimate Report provided resource estimates at various cut-off grades. In September 2005, a Preliminary Assessment was completed for the project which indicated that a 0.83 gram per tonne cut-off grade was appropriate for the deposit. Using its own estimation parameters and a cut-off grade of 0.83 grams of gold per tonne, RMI calculated a measured resource of 12.584 million tonnes grading 2.52 grams of gold per tonne (1,020,000 ounces of gold) and an indicated resource of 77.582.0 million tonnes grading 2.31 grams of gold per tonne (5,762,000 ounces) for a total measured and indicated gold resource of 6,782,000 ounces.  In the inferred category, RMI estimated the project contains an additional 63.053 million tonnes of material grading 2.24 grams of gold per tonne (5,966,000 ounces).  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The new resource model constructed for the Courageous Lake deposit now incorporates data from a total of 560 holes drilled by Seabridge, Noranda and Placer Dome totalling 131,338 meters.  Gold mineralization within the Courageous Lake deposit is hosted in the upper part of an assemblage of Archean age felsic pyroclastic rocks, just below a transition zone to volcanoclastic and sedimentary rocks.  Database verification checks were conducted by RMI in 2002, 2004, and 2006. The results of these database checks were discussed in previous RMI reports.  RMI determined that exploration data from Seabridge’s 2004-2006 campaigns and data from historical programs were collected and analyzed by reputable drilling and analytical firms and were suitable to be used for estimating mineral resources. RMI was able to verify a significant proportion of Seabridge’s 2010 drill hole assay database by comparing signed ACME assay certificates against the assay records stored in the drill hole database. RMI selected six 2010 drill holes totaling 1,628 assay records for verification, representing approximately 10% of the 2010 drilling, and only discovered two minor rounding errors. Based on previous and current database audits, it is RMI’s opinion that Seabridge’s electronic assay database is accurate and suitable for the estimatation of Mineral Resources.

Similar to the 2007 estimate (also completed by RMI), block model gold grades for this latest Courageous Lake model were estimated using a multiple pass inverse distance weighting interpolation procedure. The 2010 drilling program was highly successful with the new drill hole assay data showing that (i) the 2007 model was a reasonable predictor of "ore and waste" and that (ii) a back analysis of comparing the 2010 drill hole intersections against the 2007 block model demonstrates a net gain of contained gold. In addition to using mineral zone wireframes to constrain the estimate of block grades, a dynamic anisotropic search strategy was used  to select eligible composites. The search ellipse was allowed to dynamically conform to the hanging and footwall contacts of the key mineral zones, providing for a more geologically consistent and realistic distribution of in situ block gold grades. Individual assay grades were capped for each zone prior to compositing the assay data and interpolating block grades. The estimated block grades were classified into Measured, Indicated, and Inferred Mineral Resource categories using distance to drilling data and the number of drill holes used to estimate the block grades. For the principal mineral zones (3-5) Measured Resources were defined for blocks estimated by one or more drill holes within 7.5 meters of the block. For those same principal mineral zones, Indicated Resources were defined by blocks estimated by two or more drill holes with at least one sample within 30 meters of the block. Inferred Mineral Resources were defined by blocks estimated by at least one drill hole with a maximum allowable assay projection distance of 65 meters. It is RMI’s opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

The following table provides global resource estimates from the new model at various gold cutoff grades:

Comparison of Courageous Lake Resources at Various Cutoff Grades

Cutoff Grade (g/T)	Measured			Indicated			Inferred
	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/t)	Ounces (000)

0.40	16,448	2.07	1,095	103,358	1.89	6,281	92,242	1.72	5,101
0.50	15,354	2.19	1.081	96,554	1.99	6,178	83,771	1.85	4,983
0.60	14,416	2.29	1,061	90,403	2.09	6,075	76,276	1.98	4,856
0.70	13,605	2.39	1,045	84,547	2.19	5,953	70,214	2.09	4,718
0.80	12,825	2.49	1,027	79,182	2.28	5,804	64,822	2.20	4,585
0.83	12,584	2.52	1,020	77,582	2.31	5,762	63,053	2.24	4,541
0.90	12,017	2.60	1,005	73,996	2.38	5,662	59,521	2.32	4,440
1.00	11,308	2.71	985	69,156	2.48	5,514	54,525	2.45	4,295
Note:    The resource estimate has been prepared in accordance with NI 43-101.  See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.

Seabridge has engaged its consultants to update the 2008 CL Preliminary Assessment to incorporate this new resource estimate.

The cutoff grade for resource tabulation was set at 0.83 grams per tonne, consistent with cut-off grade used for previous Courageous Lake resource estimates. In all likelihood, the cut-off grade that will be employed in the 2011 Preliminary Economic Assessment will be lower than 0.83 grams per tonne due to higher gold prices.

Preliminary Assessment

Courageous Lake Preliminary Economic Assessment of March 2008

In September 2005, a preliminary economic assessment for the Courageous Lake Project was completed.  In March 2008, an updated preliminary economic assessment for the Courageous Lake Project was completed by a group of independent consultants including Wardrop, Snowden Mining Consultants Inc. (“Snowden”), EBA Engineering Consultants Ltd. (“EBA”), TJS Mining-Met Services Inc. (“TJS”), W.N. Brazier & Associates Inc. (“Brazier”) and RMI.

The updated preliminary assessment is dated March 10, 2008 and is entitled “Seabridge Gold Inc. - Courageous Lake Project, Preliminary Economic Assessment - 2008” (the “2008 CL Preliminary Assessment Report”). The infrastructure evaluation and the overall study were coordinated by T.J. Smolik of TJS. Other consultants with their responsibilities included the following:

•	Wardrop under the direction of Ken Deter (Process) and Frank Grills (Process Capital Costs)

•
Snowden under the direction of Dick Matthews (Mining Plans, Mine Capital, Mine Operating Costs and Financial Analysis); however, Dick Matthews is no longer under the employment of Snowden, and, for the purposes of this Annual information Form, Snowden and not Dick Matthews is assuming responsibility for the disclosure, opinions and reports prepared by such individual as if the disclosure, opinions and reports were prepared by Snowden without reference to Dick Matthews

•	Brazier under the direction of W.N. Brazier (Electrical Power Supply including Capital Costs and Minesite Unit Energy Cost)

•	EBA under the direction of Eric Fier (Environment, Geotechnical and Tailings)

•	RMI under the direction of Michael Lechner (Mineral Resources).

The 2008 CL Preliminary Assessment Report contains the expression of the professional opinion of TJS, Wardrop, Snowden, Brazier, EBA and RMI based on: (i) information available at the time of preparation, (ii) data supplied by outside sources, (iii) conclusions of other technical specialists named in the 2008 CL Preliminary Assessment Report and (iv) the assumptions, conditions and qualifications in the 2008 CL Preliminary Assessment Report.  The quality of the information, conclusions and estimates contained in the 2008 CL Preliminary Assessment Report are based on industry standards for engineering and evaluation of a mineral project and is consistent with the intended level of accuracy.  The study is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary economic assessment will be realized. The remainder of this section summarizes the findings of the 2008 CL Preliminary Assessment Report.

The independent consultants have concluded that an open-pit mining operation, with on-site processing, is the most suitable development scenario.  A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average annual production of 500,500 ounces of gold at a life of mine average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project are estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project is estimated at US$500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project is estimated at US$1.13 billion.

Mineral Resources

Block model gold grades in the 2007 Courageous Lake resource model were estimated using an inverse distance weighting interpolation procedure.  Grade estimation in the model was restricted to rigorously constructed mineralized zones (known as “wire-frames”) that were originally defined by Placer Dome, and later revised by Seabridge using geologic and mineralogic controls along with new drill data.  These zones generally strike north-south and dip steeply to the west.  Individual assays were capped within each zone prior to compositing the assay data. The estimated block grades were then classified into Measured, Indicated, and Inferred Mineral Resource categories using distance to drilling data and the number of drill intersections. Measured Resources were defined for blocks estimated by two or more drill holes provided that at least one sample was within five meters of the block.  Indicated Resources were defined by blocks estimated by two or more drill holes with at least one sample within 22 meters of the block.  Inferred Mineral Resources were defined by blocks estimated by at least one drill hole with a maximum allowable assay projection distance of 60 meters.  Due to a number of unassayed Noranda drill hole intervals, RMI reduced the amount of Inferred Mineral Resources in localized areas associated with unassayed core holes.

At a 0.83 gram per tonne cut-off, gold resources for the project drawn were stated as follows:

Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966

Note:	The resource estimate has been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.

Snowden used the resource model prepared by RMI as part of its development of the mining plan for the project. The model was not validated by Snowden and grades were accepted as is.  RMI has noted that further work would be required, including in-fill drilling, to advance the project to acceptable levels of measured and indicated resources for a pre-feasibility or bankable feasibility study.

Mine Planning

A preliminary pit was selected based on the following cost estimates and operating assumptions.

Variable	Units
Mine Cost	US$1.14/tonne mined (average)
Processing and G&A Cost	US$14.19/tonne processed
Processing Rate	9.125 million tonnes per year
Pit Slopes	55d SW and 50d NE
Dilution	5% (metal only)
Metal Recovery	88.9%

Snowden used Whittle (Lerchs Grossman) software to determine the optimum pit shell. Incorporated in the pit optimization analysis were the pit slope criteria developed by EBA. Snowden also determined that a mining dilution factor of 5% grade dilution (equivalent to metal loss) was appropriate for the base case estimate. Based on its analysis, using the December 2006 EBA geotechnical projections of pit slopes, Snowden estimated the in-pit diluted resources within the ultimate pit limit as follows:
Courageous Lake In-Pit Material above 0.76 gram per tonne cut-off
Tonnes (000’s)	Grade (g/t)	Total Ounces Fed	Waste Tonnes (000’s)	Total Tonnes (000’s)
106,000	1.91	6,510,000	782,000	888,000

Sensitivities were run and determined that pit size is most sensitive to gold price and least sensitive to operating costs.

To ensure high grades in the early years, a phased mining strategy with stockpiling is proposed. In this approach, the highest economic value material is the focus of the initial development phase of the open pit, with progressively larger pit shells developed sequentially outward until the final phase establishes the ultimate pit limit described above. The maximum mining rate was set at 100 million tonnes per year with the mill feed rate set at 9.125 million tonnes per year. The average strip ratio over the life of the mine is estimated at 7.4:1, and peaks at around 20:1 in years five and six when large quantities of waste would be removed and the plant feed would come from stockpiles developed in earlier years.

To maximize productivity and minimize unit mining costs, large-scale mining equipment has been selected for the mine operation. Haulage trucks with a 240 tonne payload capability combined with large capacity hydraulic shovels have been specified. Manpower requirements were estimated based on a 12 hour shift schedule, working four days on and four days off with four full crews of operating and maintenance personnel providing a 24 hour per day, seven day per week operation. Over the life of mine, Snowden has estimated average mining costs of US$1.14 per tonne of material mined.

Metallurgical Process and Plant

The project’s gold to sulphur ratio compares favorably with other operating refractory gold mines.  Mineral samples from the Courageous Lake deposits can produce a high-grade flotation concentrate at a relatively coarse primary grind size.  Total process operating costs are estimated at US$13.14 per tonne of milled.

The proposed process plant is designed to treat an average of 9.125 million tonnes of mineralization per year. To reduce the project’s comminution energy requirements, a high pressure grinding roll circuit is proposed for the comminution process. The mill feed would be processed through a primary gyratory crusher and stored in a coarse mill feed stockpile. The primary crushed material would be reclaimed by conveyor and sent to screening and secondary crushing and then treated through the high efficiency grinding rolls. The high pressure grinding roll product would be further ground in a grinding circuit consisting of two ball mills and hydrocyclones.

The hydrocyclone overflow would be sent to flotation for upgrading. The rougher flotation circuit consisting of 130 cubic meter flotation cells, connected in series, is estimated to recover over 90% of the gold in the rougher concentrate. The concentrate then would be reground in a tower mill and upgraded by one stage of cleaner flotation. The cleaner concentrate would be further reground in a tower mill and thickened prior to the subsequent oxidation processes. The cleaner tailings containing a low gold content would be thickened and pumped to the gold leach circuit for treatment with the oxidized concentrate products.

The upgraded cleaner concentrate is to be sent to a two-stage oxidation (hybrid) circuit consisting of biological leaching to partially oxidize gold bearing sulphides in the concentrate and conventional pressure oxidation to oxidize the remaining sulphides. After the oxidized slurry is cooled, it is to be sent through a washing circuit to reduce the acidity and is then conditioned with lime prior to cyanide gold leaching.

The pH-adjusted slurry would be pumped to a gold leach circuit utilizing activated carbon (CIP Circuit) to adsorb dissolved gold. The cleaner flotation tailings would also be leached in this circuit. The activated carbon is then to be treated in a pressure stripping circuit to remove adsorbed gold from the carbon for ultimate deposition and removal in an electrowinning circuit. The overall gold recovery is expected to be 89% with these process stages.

The diluted acid solution from the washing stage is to be recycled to the flotation circuit and the excessive acid solution is treated by a lime neutralization circuit.

Infrastructure

Due to the remote location, the Courageous Lake Project requires its own power generation, a permanent camp, access by air and warehousing and storage at site. Site logistics include freight delivery over winter roads and air services for personnel and smaller freight components. The project’s electrical running load of 45 MW can be supplied entirely by diesel generation which can be supplemented with 20 MW peak capacity of wind power generation (estimated to average 6.6 MW of power demand over a yearly time period).  The economic comparison of power costs from on-site combustion turbines compares favorably with multiple units of diesel generators. Control systems are available for handling the variable output of the wind generation units.  An airport with a 6,500 foot runway, apron and hangar have been incorporated into the study together with local minesite access roads.

Environmental and Project Scheduling

It is estimated that the project would take approximately six years to commence production with the environmental and permitting process for the project estimated at two years. To be proactive in project permitting, Seabridge initiated environmental baseline data collection and community consultation in 2004 and continued the work during 2005, 2006 and 2007. During the two-year environmental process, the in-fill drilling, bulk sampling and final feasibility study could be completed. Final detailed engineering and procurement would subsequently require approximately two years. The construction and commissioning period is estimated at an additional two to three years.

Tailings Management

The preferred location for a tailings impoundment is east of the Courageous Lake deposit and plant site. A “wet tailings” scenario will require a footprint of almost two square kilometers with major engineering and construction of an impoundment to hold approximately 106 million tonnes of processed material. A waste material dump is to be located west of the proposed mill site.

Project Operating Costs

Average operating costs over the 11.6 year mine life are estimated as follows:

	Annual Costs (US$000)	US$/tonne processed	US$/ounce Gold Recovered
Mine	87,500	9.59	174

Process
Consumables	45,908	5.03	92
Manpower	10,421	1.14	21
Power – Process	57,427	6.29	115
Power – Services	6,132	0.67	12

G & A including Camps and Roads	9,569	1.05	19

Transportation & Refining	1,001	0.11	2

Total	217,958	23.88	435

Project Capital Costs

The initial capital costs for the project are estimated as follows:

Item	(US$000)
Mine Direct Costs	137,581
Plant Direct Costs	277,142
Environmental & Tailings Mgmt Direct Cost	17,286
Infrastructure	187,480
Total Direct Costs	619,488

Construction Indirect	37,962
Spare Parts	16,657
Owner’s Costs	5,800
Engineering & Procurement	57,720
Total Indirect Costs	118,139

Total Direct And Indirect Costs	737,627

Contingency @ 15%	110,644

Total Initial Capital Costs	848,271

Total sustaining capital and closure costs over the life of the mine are estimated at US$51 million.

Base Case and Sensitivity Financial Analysis

Using the input parameters described above and a gold price of US$690 per ounce, net cash flows were developed for the base case. The following sensitivity analysis was also performed:

•	Gold Price – ranging from US$600 to US$1,000 per ounce. The estimated breakeven gold price for the project is at US$600 per ounce using the base case assumptions.

•	Capital and Operating Costs – costs were varied by ± 10% from the base case with the results summarized the in the table below. Capital costs have a smaller impact on the project than operating costs.

Pre-Tax Cash Flow Sensitivity
Variables	Project Net Cash Flow (US$millions)	Project NPV @ 5% (US$millions)	Project IRR

Base Case (Gold @ US$690)	$500	$175	9%

Gold @ US$600	($13)	($195)	0%
Gold @ US$700	$557	$217	10%
Gold @ US$800	$1,127	$629	19%
Gold @ US$900	$1,696	$1,042	28%
Gold @ US$1,000	$2,266	$1,454	36%

Capital Costs +10%	$411	$92	7%
Capital Costs -10%	$589	$260	12%

Operating Costs +10%	$245	($6)	5%
Operating Costs -10%	$753	$358	13%

Project Opportunities

Work on the Courageous Lake Project will be continued to evaluate modifications which could improve project economics. Some of the opportunities identified are as follows:

•
All-weather road: An all-weather road in close proximity to the site would have a large positive impact on the project’s capital and operating costs. Various levels of government and First Nations groups continue to study the all-weather road possibilities. There would be a significant reduction in on-site storage requirements, especially fuel oil and reagents such as lime.

•
Power generation sharing: A coal-fired power plant developed in the Bathurst Inlet, and the installation of a power transmission line to the three diamond mines and Courageous Lake, would significantly reduce operating costs for these mines. A shared power-generating facility seems a reasonable approach.

•
Mine life extensions: As demonstrated in the sensitivity analysis, the potential extension of mine life could have a positive material impact on the project’s pre-tax net cash flow. Additional drilling would improve the confidence levels of the Courageous Lake Project resource estimates and may also provide more information that would improve ore scheduling from the open pit.

•
Alternate power schemes: The option of hydro power from the Tolstan Station is another possibility; long power transmission lines would have to be built to benefit from this power source. Wind generation at site is capital intensive, but produces energy at very low operating costs. Further site work is needed to document the wind and weather conditions which would apply to wind power generation.

Glossary of Technical Terms

In this Annual Information Form, the following technical terms have the following meanings:

alteration –Any change in the mineral composition of a rock brought about by physical or chemical means.

batholith – A very large intrusive mass of igneous rock.

biotite - A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

carbonate – A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite chalcopyrite - A sulphide mineral of copper and iron.

clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

core samples - The cylindrical form of rock called "core" that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

cut-off grade - The lowest grade of mineralized material that qualifies as reserve in a deposit.  i.e.: contributing material of the lowest assay that is included in a reserve estimate.

diorite - An intrusive igneous rock.

dip – The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

disseminated – Where minerals occur as scattered particles in the rock.

drift - A horizontal underground opening that follows along the length of a vein or rock formation.

facies – The character and composition of sedimentary deposits.

fault – A fracture or break in rock along which there has been movement.

feasibility study – Is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation.  A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

felsic – An adjective describing an igneous rock having mostly light coloured minerals and rich in silica, potassium and sodium.

fracture – A break or crack in rock.

gabbro – A coarse-grained, crystalline, dark igneous rock.

geochemistry - The study of the chemical properties of rocks.

gneiss - A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

gossan - A rust-coloured capping or staining of a mineral deposit, generally formed by the oxidation or alteration of iron sulphides.

grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

granite - Any holocrystalline, quartz-bearing plutonic rock.

granitic - Pertaining to or composed of granite.

greenschist - A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote, or actinolite.

greywacke - A dark grey, firmly indurated, coarse-grained sandstone that consists of poorly sorted, angular to subangular grains of quartz and feldspar, with a variety of dark rock and mineral fragments embedded.

hydrothermal – The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

hydrothermal alteration - The process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

igneous – A primary type of rock formed by the cooling of molten material.

indicated resource - That part of a resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource - That part of a resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusion; intrusive – Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

lapilli - Pyroclastics that may be essential, accessory, or accidental in origin, of a size range that has been variously defined within the limits of 2 mm and 64 mm.

mafic - Igneous rocks composed mostly of dark, iron-and magnesium-rich minerals.

measured resource - That part of a resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral – A naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

mineralization – A natural concentration in rocks or soil of one or more metalliferous minerals.

monzonite - A granular plutonic rock containing approx. equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite.  Quartz is minor or absent.

net smelter return royalty/ NSR  – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

outcrop - The part of a rock formation that appears at the surface of the ground.

phenocryst - A term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

placer - A deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value.  The common types are stream gravels and beach sands.

porphyritic - The texture of an igneous rock in which larger crystals (phenocrysts) are set in a finer-grained groundmass, which may be crystalline or glassy or both.

porphyry - Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

prefeasibility study or preliminary feasibility study –Is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined.  This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

preliminary assessment – Means a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to completion of a preliminary feasibility study.

pyrite - An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

pyroclastic - Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.  Applied to the rocks and rock layers as well as to the textures so formed.

quartz – Crystalline silica; often forming veins in fractures and faults within older rocks.

reclamation - Restoration of mined land to original contour, use, or condition.

refractory – Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to affect the full recovery of the valuable minerals.

reserve - The economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

resource - A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a resource are known, estimated or interpreted from specific geological evidence and knowledge.  Resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

sedimentary - Formed by the deposition of sediment or pertaining to the process of sedimentation.

sediments - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

sericite – A fine-grained potassium mica found in various metamorphic rocks.

vein – A thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

waste – Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

ITEM 4:                      RISK FACTORS

Investing in the Common shares is speculative and involves a high degree of risk due to the nature of the Issuer’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks currently unknown to the Issuer, could materially adversely affect the Issuer’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Issuer, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common shares, investors should carefully consider the risks included herein.

Risks Related to the Issuer and its Industry

The Issuer has a history of net losses and expects losses to continue for the foreseeable future.

The Issuer has a history of net losses and, although the Issuer achieved a net profit of $10,290,000 for the fiscal year ended December 31, 2008 and a net profit of $3,540,000 in 2010 primarily as a result the sale of assets of the Company, the Issuer expects to incur net losses for the foreseeable future. As of December 31, 2010, the Issuer’s historical net losses totalled approximately $18.2 million. None of the Issuer’s properties has advanced to the commercial production stage and the Issuer has no history of earnings or cash flow from operations.

The Issuer expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Issuer is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Issuer’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Issuer’s control. There is no assurance that the Issuer will be profitable in the future.

The Issuer’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to sell property interests, enter into joint ventures or obtain suitable financing.

The Issuer has financial resources to sustain operations for a few years. However, the Issuer requires capital to maintain title to and undertake exploration and development of the Issuer’s principal exploration properties and to cover corporate expenses and presently has no ongoing source of revenue.  Accordingly, additional financing will be required to continue to undertake development of the Issuer’s mineral properties after its cash on hand has been spent. The maintenance of and further exploration and development of the Issuer’s mineral properties is, therefore, dependent upon the Issuer’s ability to obtain financing through the sale of projects, joint venturing of projects or equity or debt financing. Such sources of financing may not be available on terms acceptable to the Issuer, or at all.  Recent disruptions in the current credit and financial markets has limited access to capital and credit for many companies, which may make it more difficult for the Issuer to obtain, or increase its cost of obtaining, capital and financing for its operations. Failure to obtain such financing may result in delay or indefinite postponement of exploration and development work on the Issuer’s mineral properties, or the possible loss of such properties.  Satisfying financing requirements through the sale of projects or establishment of one or more joint ventures would reduce the Issuer’s gold ownership per share and therefore its leverage to the gold price.

The Issuer has reserves at its KSM Project but the KSM Project may not be brought into production.

There is no certainty that the reserves estimated at the KSM Project will actually be mined or, if mined, processed profitably. The Issuer does not intend to bring the KSM Project into production on its own and intends to either enter into a joint venture with an experienced operator or to sell the KSM Project. Given the size of the KSM Project and its estimated capital costs, there is likely a limited number of mining companies with the ability to raise the necessary capital and to put the KSM Project into production, which limits the options available to the Company for such a joint venture or sale. The commercial viability of the KSM Project is also dependent on a number of factors, including metal prices, government policy and regulation and environmental protection, which are beyond the control of the Issuer.

The Issuer has reserves only at its KSM Project and has no known reserves on its other properties and economic reserves may not exist on its other properties.

Despite considerable work on its Courageous Lake mineral claims, no known reserves have been established on the Courageous Lake Project or any of the Issuer’s mineral properties other than the KSM Project.  Additional work will be required in order to determine if an economic deposit exists on these other properties. There is no certainty that exploration of these other mineral properties will result in the identification of commercially recoverable quantities of reserves or that, if delineated, reserves will actually be mined or processed profitably. Finding mineral deposits is dependent on a number of factors, including the technical skill of the exploration personnel involved.  The Issuer has relied and will continue to rely upon consultants for development and operating expertise.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, government policy and regulation and environmental protection. Most of these factors are beyond the control of the Issuer.

The figures for the Issuer’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in this Annual Information Form and in the Issuer’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Issuer personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. There can be no assurance that resource or other mineralization figures will be accurate or this mineralization could be mined or processed profitably.

Because the Issuer has not commenced commercial production at any of its properties, resource estimates for the Issuer’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that recovery of minerals in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource estimates contained in this Annual Information Form have been determined based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Substantial declines in market prices for gold and other metals or increases in costs may eliminate the potential profitability of the Issuer’s deposits, require increases in cut-off grades and result in reduced reported resources. Any material reductions in estimates of resources, or of the Issuer’s ability to extract these resources, could have a material adverse effect on the Issuer’s prospects and could restrict the Issuer’s ability to successfully implement its strategies for long-term growth.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated and there are no assurances future development activities by Seabridge, if any, will lead to profitable mining operations.

The capital costs to take the Issuer’s projects into production may be significantly higher than anticipated.  None of the Issuer’s mineral properties have an operating history upon which the Issuer can base estimates of future operating costs.  Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies.  Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the reserves to be mined and processed;
•	anticipated recovery rates of gold and other metals from the reserves;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Issuer may differ significantly from those anticipated by Seabridge’s current studies and estimates, and there can be no assurance that the Issuer’s actual operating costs will not be higher than currently anticipated.

Seabridge has no history of commercially producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

Seabridge has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Issuer has no ongoing mining operations or revenue from mining operations.  Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  The Issuer has defined reserves at its KSM Project, but only defined or delineated resources at its other projects. None of the Issuer’s properties are currently under construction. The future development of properties estimated to be economically feasible will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure.  Although Seabridge has disclosed that it will not undertake production activities by itself, it may be involved in commencement of production at one of its properties if it enters into a joint venture or other arrangement with a third party regarding production.  As a result, Seabridge may be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

•	timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	availability and costs of skilled labour and mining equipment;
•	availability and cost of appropriate smelting and/or refining arrangements;

•	need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;
•	availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups, First Nations groups or local groups which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Issuer’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that, if the Issuer decides to be involved in mining activities, the Issuer will successfully establish mining operations or profitably produce precious metals at any of its properties.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the potential profitability of the Issuer’s projects.

The potential profitability of the Issuer’s projects depends, in large part, upon the market price of gold, copper and other metals and minerals to be produced. The market price of gold, copper and other metals is volatile and is impacted by numerous factors beyond the Issuer’s control, including:

•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions;
•	supply and demand for jewellery and industrial products containing metals;
•	faith in paper currencies;
•	costs of substitutes;
•	changes in global or regional investment or consumption patterns;
•	global production levels;
•	speculative activities; and
•	sales by central banks and other holders, speculators and producers of gold, copper and other metals in response to any of the above factors.

There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and copper could adversely affect the Issuer’s ability to finance the exploration and development of the Issuer’s properties and to enter into joint ventures with strategic partners relating to the Issuer’s properties, which would have a material adverse effect on the Issuer’s financial condition and results of operations. There is no assurance that if commercial quantities of gold, copper and other metals are discovered on the Issuer’s properties, that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Issuer has a high ratio of gold resources per Common share, fluctuations in gold prices have tended to have a greater impact on the price of the Common shares.

The Issuer may be adversely affected by future fluctuations of foreign exchange rates.

The potential profitability of the Issuer is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from the Issuer’s projects are priced in U.S. dollars but, since the Issuer’s principal projects are located in Canada, the majority of its estimated expenditures will be in Canadian dollars.  A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of the Issuer’s projects and therefore its ability to continue to finance its operations.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the preliminary economic assessments summarized in this Annual Information Form, the profitability of the projects will be more than or less than that estimated (if the other assumptions are realized).  Accordingly, the Issuer’s prospects may suffer due to adverse currency fluctuations.

The Issuer’s activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact the Issuer.

The Issuer’s exploration and development of its mineral properties involves a number of risks and hazards. In addition, the business of mining is subject to various risks and hazards including:

•	environmental hazards;
•	industrial accidents;
•	metallurgical and other processing problems;
•	unusual or unexpected rock formations;
•	rock bursts;
•	structural cave-ins or slides;
•	flooding;
•	fires;
•	earthquakes
•	metals losses; and
•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, plant and equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Issuer currently maintains insurance against risks relating to its exploration activities in an amount which it believes to be reasonable.  If the Issuer commences mining activities with a partner, it will be subject to mining risks, including those listed above.  The Issuer anticipates that it will obtain the insurance it feels is reasonable for any mining activities it undertakes, however, such insurance contains exclusions and limitations on coverage and insurance for all risks is not likely available.  There can be no assurance that the insurance the Issuer desires will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.  The Issuer might also be subject to liability for environmental damage or other hazards which may be uninsurable or for which it may elect not to insure because of premium costs or commercial impracticability. The payment of such liabilities would reduce funds available for the acquisition of mineral properties or exploration and development and would have a negative effect on the Issuer’s ability to generate revenues, profits and cash flows.

The Issuer is subject to substantial government regulatory requirements, which could cause a restriction or suspension of the Issuer’s operations.

The exploration and development activities of the Issuer and the potential for profitable operation of the Issuer’s mineral properties is affected to varying degrees by government regulations relating to exploration, development and mining activities, the acquisition of land, royalties, taxes, labour standards, pollution control, environmental protection, health and safety and expropriation of property. Changes in these regulations or in their application are beyond the control of the Issuer and may adversely affect its operations, business and the potential of its projects.  Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail further exploration or development or reduce or eliminate the potential profitability of a project. The Issuer may be required to compensate those suffering loss or damage by reason of its exploration activities or operations.

At the federal, state and provincial level, the Issuer must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. At the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Issuer’s operations on the existing population and services. There can be no assurance that all required approvals and permits will be able to be obtained.

Depending upon the type and extent of the exploration activities, the Issuer may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Issuer has estimated CDN$1,343,000 in reclamation liabilities for its properties. As at December 31, 2010, CDN$1,551,000 has been deposited for the benefit of the various government agencies until released or applied to reclamation costs. If the reclamation requires funds in addition to those already estimated or allocated, the Issuer could be forced to pay for the extra work, which could have a material adverse effect on the Issuer’s financial position and operations.  In addition, unidentified environmental deficiencies may exist on other of the Issuer’s properties.  The discovery of and any required reclamation of any additional properties would likely have an adverse effect on the Issuer’s operations and financial position.

The Issuer is subject to substantial environmental requirements which could cause a restriction or suspension of the Issuer’s operations.

In connection with its operations and properties, the Issuer is subject to extensive and changing environmental legislation, regulations and actions. The Issuer cannot predict what environmental legislation, regulations or policy will be enacted or adopted in the future or how current or future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trends include, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require that the Issuer obtain permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing habitat for certain species or other protected areas. The land claims process in Canada has recently resulted in many First Nations groups taking over administration of lands subject to the land claims settlement, and First Nations groups may look to impose additional requirements over land they administer.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, which may adversely affect the Issuer’s results of operations and business, or may cause material changes or delays in the Issuer’s intended activities.

At the federal, state and provincial level, regulations deal with environmental quality and impacts upon air, water, soil, vegetation and wildlife, as well as historical and cultural resources. Approval must be received from the applicable bureau and/or department before exploration can begin, and ongoing monitoring of operations is common. If the Issuer’s operations result in negative effects upon the environment, government agencies will usually require the Issuer to provide remedial actions to correct the negative effects.

Title to the Issuer’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Issuer cannot guarantee that title to its properties will not be challenged. Title insurance is not available for mineral properties in Canada and the Issuer’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. The Issuer’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. To date, the Issuer has only done a preliminary legal survey of the boundaries of its properties and has not obtained formal title reports on any of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is challenged, the Issuer will have to defend its ownership through the courts. A successful challenge to the precise area and location of these claims could result in the Issuer being unable to operate on its properties or being unable to enforce its rights with respect to its properties.

Securing a right of way to permit construction and operation of the proposed tunnels for the KSM Project are subject to governmental and third party approvals and consents which are not guaranteed.

The present development plans at the KSM Project include the construction of twin 23 kilometer parallel tunnels through Crown land.  The proposed route passes through approximately 15 kilometers of Crown land subject to mineral claims held by third parties.  The grant of a right of way for the tunnels is subject to the discretion of the relevant Minister in British Columbia.  It is not clear whether the relevant Minister has the authority to grant the required right of way without the consent of the third party mineral rights holders and, accordingly, Seabridge is assuming that obtaining the right of way will require the consent of the third party rights holders.  Seabridge has not been able to secure rights to drive the tunnels through this land and expects to have to pay appropriate compensation to secure a right of way through such mineral claims.  Seabridge holds no right to drive the tunnels through such land and may be unable to secure such rights at all.  There can be no assurance that a right of way can be obtained.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and the Northwest Territories and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia and the Northwest Territories. The KSM Project lies within a traditional First Nation territory and no comprehensive treaty or land claims settlement has been concluded regarding these traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia and the Northwest Territories will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Issuer’s projects.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past six years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue due to the recent resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Issuer may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other companies, many of which have greater financial resources, operational experience and technical capabilities than the Issuer. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The Issuer has a dependence upon key management employees, the absence of which would have a negative effect on the Issuer’s operations.

The Issuer strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, President and Chief Executive Officer. There is little possibility that this dependence will decrease in the near term. If the Issuer’s operations expand, additional general management resources will be required. The Issuer may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Issuer’s operations. The Issuer does not carry any formal services agreements between itself and its officers or directors. The Issuer does not carry any “key man” life insurance.

Certain of the Issuer’s directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Certain of the directors and officers of the Issuer are also directors, officers or shareholders of other natural resource or mining-related companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interests of the Issuer and to disclose any interest that they may have in any project or opportunity of the Issuer. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Issuer will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at the time.

Risks Related to the Common Shares

The market for the Common shares has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Common shares.

The market for the Common shares may be highly volatile for reasons both related to the performance of the Issuer or events pertaining to the industry (i.e., mineral price fluctuation, high production costs) as well as factors unrelated to the Issuer or its industry. In particular, the price for gold has recently been at an all time high and may not sustain such levels. In addition, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and an attendant change in the price for the mineral. The Common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Issuer’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Issuer, have experienced wide fluctuations that have not necessarily been related to the operations, performance, underlying asset values or prospects of such companies. For these reasons, the Common shares can also be expected to be subject to volatility resulting from market forces over which the Issuer will have no control. Further, despite the existence of markets for trading the Common shares in Canada and the United States, shareholders of the Issuer may be unable to sell significant quantities of Common shares in the public trading markets without a significant reduction in the price of the shares.

The Common Shares are publicly traded and are subject to various factors that have historically made the Common Share price volatile.

The market price of the Common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors.  The market price of the Common shares may increase or decrease in response to a number of events and factors, including: the Issuer’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to the Issuer’s press releases, material change reports, other public announcements and the Issuer’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common shares to be publicly traded after an offering of Common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Issuer or its competitors; and the factors listed under the heading “Description of the Issuer’s Business - Cautionary Statement Regarding Forward-Looking Information and Statements.”

The market price of the Common shares is affected by many other variables that are not directly related to the Issuer’s success and are, therefore, not within its control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the Common shares on the exchanges on which they trade has historically made the trading price of the Common shares volatile and suggests that the trading price of the Common shares will continue to be volatile in the future.

The Issuer has never declared or paid any dividends on the Common Shares.

The Issuer has never declared or paid any dividends on the Common shares.  The Issuer intends to retain earnings, if any, to finance the growth and development of the business and does not intend to pay cash dividends on the Common shares in the foreseeable future.  Any return on an investment in the Common shares will come from the appreciation, if any, in their value.  The payment of future cash dividends, if any, will be reviewed periodically by the Issuer’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.  See “Dividend Policy.”

Shareholders’ interests may be diluted in the future.

The Issuer may require additional funds for exploration and development programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Issuer’s earnings per share.

The Issuer could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

Depending upon the composition of the Issuer’s gross income or its assets, the Issuer could be classified as a passive foreign investment company (“PFIC”) under the United States tax code. If the Issuer is declared a PFIC, then owners of the Common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their Common shares, or any gain realized upon a disposition of Common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Issuer’s net capital gain and ordinary earnings for any year in which the Issuer is classified as a PFIC, whether or not the Issuer distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common shares.

ITEM 5:                      DIVIDENDS

The Issuer has not paid any dividends since incorporation.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Issuer and other factors which the directors may deem appropriate at the time.  However, the Issuer is not limited in any way in its ability to pay dividends on its Common shares.

ITEM 6:                      GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Issuer is authorized to issue an unlimited number of Common shares without par value and an unlimited number of Preferred shares, issuable in series, of which at March 30, 2011, 41,355,185 Common shares were issued and outstanding and no Preferred shares were issued and outstanding.

The holders of the Common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Issuer and each Common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer.  The holders of the Common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, are entitled to receive such dividends in any financial year as the board of directors of the Issuer may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holders of the Common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, the remaining property and assets of the Issuer.

The directors of the Issuer are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common shares to the property and assets of the Issuer in the event of liquidation, dissolution or winding-up of the Issuer.

ITEM 7:                      MARKET FOR SECURITIES

Trading Price and Volume

The Issuer's Common shares are listed for trading through the facilities of the TSX under the symbol "SEA", and on the AMEX under the symbol "SA". During the Issuer's most recently completed financial year, the high and low trading prices and trading volume (rounded up or down to the nearest 100) of the Issuer's Common shares on the TSX and on the AMEX was as follows:

	TSX			AMEX
Month	Volume	High	Low	Volume	High	Low
December 2010	969,800	31.18	25.95	7,387,300	31.39	25.76
November 2010	894,500	30.75	26.84	6,477,500	31.409	26.50
October 2010	673,900	30.9	25.95	6,197,000	30.77	25.27
September 2010	689,100	32.03	28.45	6,042,600	30.99	27.55
August 2010	915,000	33.04	25.30	7,611,600	31.148	24.56
July 2010	632,600	31.66	25.16	8,492,800	30.915	24.20
June 2010	690,800	37.00	32.79	7,308,300	36.49	30.90
May 2010	1,175,500	38.50	30.04	13,741,600	37.9524	28.10
April 2010	786,500	38.80	24.49	11,225,000	33.94	24.16
March 2010	1,315,100	26.90	21.28	15,368,500	26.50	20.84
February 2010	776,700	28.35	23.35	7,008,100	26.72	21.76
January 2010	710,400	31.57	25.34	6,193,300	29.57	24.00

ITEM 8:                      DIRECTORS AND OFFICERS

The By-Laws of the Issuer provide for the election and retirement of directors.  At each annual general meeting, all the directors retire and the Issuer elects a Board of Directors consisting of the number of directors fixed from time to time by the shareholders, subject to the Issuer’s Articles.  If the election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.  The Issuer has a 3 member Audit Committee, a 5 member Corporate Governance and Nominating Committee and a 3 member Compensation Committee.

The names and municipalities of residence of the directors and officers of the Issuer, the positions held by them with the Issuer, their principal occupations for the past five years and their share holdings in the Issuer are as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(4)
James S. Anthony Toronto, Ontario, Canada Chairman of the Board	President, Suma Investments Inc., a private investment company since 1986.	Since October 1999	779,791 directly 546,334 indirectly
A. Frederick Banfield(1), (3) Tucson, Arizona, USA Director	Chairman, Mintec Inc., a consulting and software company providing services to the mining industry, since 1970.	Since October 1999	245,000
William M. Calhoun(1), (2), (3) Silverton, Idaho, USA Director	President, W.M. Calhoun Inc., since 1983, a minerals industry consulting company.	Since February 2000	181,667
Thomas C. Dawson (1), (3) Toronto, Ontario, Canada Director	Retired as Senior Audit and Accounting Partner, Deloitte Touche LLP in 1999	Since January 2006	64,000 directly 2,000 indirectly
Louis J. Fox(2), (3) Ft. Lauderdale, Florida, USA Director	Private Businessman. From 1984 to 1999, a Senior Vice President of Gerald Metals, Inc.	Since January, 2000	275,750
Rudi P. Fronk Toronto, Ontario, Canada Director, President & CEO	President and CEO, Seabridge Gold Inc.	Since October 1999	1,150,000 directly 20,000 indirectly
Eliseo Gonzalez-Urien (2) Ashland, Oregon ,USA Director	Senior Technical Advisor, Seabridge Gold Inc. since 2003. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	45,000
Jay Layman Breckenridge, Colorado, USA Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer, Seabridge Gold since March 2011; Independent Consultant (President of Tactical and Strategic Advisory Services LLC, August 2010 to February 2011, Vice President Solutions and Innovation, Newmont Mining Company from May 2007 to August 2010; Vice President Corporate Development, Hecla Mining Company, 2006 to April 2007	Since March 2011	0
Roderick Chisholm Mississauga, Ontario, Canada Vice President, Finance, CFO and Secretary	Corporate Secretary, Seabridge Gold since 2003; Chief Financial Officer, Seabridge Gold since 2004; Vice President, Finance, Seabridge Gold since 2010	Since June 2003	144,312
William E. Threlkeld Morrison, Colorado, USA Senior Vice President	Senior V.P., Seabridge Gold Inc. since 2001, consultant to Seabridge; 1997-2001	Since November 2001	290,000
R. Brent Murphy Yellowknife, NWT, Canada Vice President, Environmental Affairs	Vice President, Environmental Affairs, Seabridge Gold Inc. since December 2010, Manager, Environmental Affairs to Seabridge; March 2008 to December 2010, Environment and Sustainability Manager, Alaska Gold Company, June 2007 to March 2008, Chief Environmental Officer, EKATI Diamond Mine, BHP Billiton Diamonds Inc., January 2006 to June 2007	Since March 2008	1,000
Gloria M. Trujillo Toronto, Ontario, Canada Assistant Secretary	Assistant Corporate Secretary, Seabridge Gold since 2003; Manager of Administration and Webmaster, Seabridge Gold since 2000	Since June 2003	28,000

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee
(4)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 30, 2011, based upon information furnished to the Corporation by individual directors.  Unless otherwise indicated, such shares are held directly.

As of March 30, 2011, the directors and executive officers of the Issuer, as a group, hold 3,772,854 Common shares of the Issuer (excluding Common shares which may be acquired upon exercise of stock options held by them), representing 9.1% of the Issuer’s issued and outstanding shares.  Each director holds office until the next general meeting of the Issuer at which directors are elected.

Other than as set forth below, none of the Issuer's directors or executive officers is, as at the date of this Annual Information Form, or has been, within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Issuer) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

"Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

None of the Issuer's directors or executive officers or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

(a)
is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Roderick Chisholm, the Vice President, Finance, CFO and Secretary of the Issuer, served as Secretary-Treasurer of Canuc Resources Corp. in 2000 when a cease trade order was issued halting all trading of the common shares of Canuc (CDN-OTC:CANC) due to failure to file financial statements.   The cease trade order was rescinded in April 2007.

ITEM 9:                      AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Issuer's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

Each of the members of the Issuer's Audit Committee is independent and financially literate, as those terms are defined in Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Thomas C. Dawson (Chairman of the Audit Committee) – Mr. Dawson has been a Chartered Accountant since 1961. He is a retired senior audit and accounting partner with 40 years of experience at Deloitte & Touche LLP, Chartered Accountants. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of the following Canadian public companies:  WaterFurnace Renewable Energy; Energy Split Corp.; and Anvil Mining Limited.

William M. Calhoun – Mr. Calhoun is President of W.M. Calhoun Inc., an independent consultant that provides consulting services to the minerals industry in the areas of mining operations, mine planning, mine design, ore reserves and environmental issues. From 1972 through 1981, Mr. Calhoun served as President and CEO of Day Mines, Inc., an American Stock Exchange company with mining operations in the western United States that was acquired by Hecla Mining. Mr. Calhoun's extensive public service record includes membership on President Ronald Reagan's Strategic Minerals Task Force, President Gerald Ford's Inflation Task Force; Director of the Silver Institute; Trustee of the Northwest Mining Association; Chairman of the Mining Advisors Committee to the Governors of Washington and Idaho; President of the Idaho Mining Association; Chairman of Idaho College of Mines; and numerous other civil and professional organizations. Mr. Calhoun has a Bachelor of Science degree in Mining/Geology from the University of Texas at El Paso.

A. Frederick Banfield – Mr. Banfield is the Founder and Chairman of Mintec, Inc., Mr. Banfield was one of the original developers of MineSight™, recognized as the pre-eminent reserves modeling and mine design software system with more than 300 installations worldwide. Mr. Banfield has also been an independent reserves auditor and mine planning advisor to some of the world's leading gold mining organizations with respect to projects in the United States, Canada, Africa, Australia and Latin America. Mr. Banfield holds an Engineer of Mines degree from the Colorado School of Mines.

External Auditor Service Fees (by Category)

The aggregate fees billed by the Issuer's external auditors in the following categories for the 12 months ended December 31, 2010 and 2009 are as follows:

	2010	2009
Audit Fees	$136,500	$130,000
Audit Related Fees(1)	$195,500	$60,950
Tax Fees(2)	$5,500	$7,100
All Other Fees	-	-
Total	$337,500	$198,050
(1)	For review of quarterly financial statements ($41,000) and for prospectus financing related fees ($154,500).
(2)	For review of corporate structure and income tax balances.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee nominates, for election by the Issuer's shareholders at the Issuer's annual general meeting, the Issuer's independent auditors to audit the Issuer's financial statements.  The Audit Committee is authorized by the Issuer's Board of Directors to review the performance of the Issuer's external auditors, to approve in advance the provisions of services by the independent auditors and to consider the independence of the external auditors.

ITEM 10:                      CONFLICTS OF INTEREST

Certain of the Issuer's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may pursue business objectives similar to those which the Issuer may pursue, the directors of the Issuer may have a conflict of interest respecting such pursuits.  Under the corporate laws applicable to the Issuer, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer and to disclose all conflicts to the directors so that appropriate procedures may be established for the circumstances, including abstaining from voting or the establishment of special committees.

ITEM 11:                      LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Issuer is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

Regulatory Actions

There are no: (a) penalties or sanctions imposed against the Issuer by a court relating to securities legislation or by a securities regulatory authority during the Issuer's most recently completed financial year and up to the date of this Annual Information Form; (b) other penalties or sanctions imposed by a court or regulatory body against the Issuer that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Issuer entered into with a court relating to securities legislation or with a securities regulatory authority during the Issuer's most recently completed financial year and up to the date of this Annual Information Form.

ITEM 12:                      INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Issuer’s outstanding Common shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Issuer.

ITEM 13:                      TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada  M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada  V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA  80401.

ITEM 14:                      MATERIAL CONTRACTS

The Issuer is not a party to a material contract that was not entered into in the ordinary course of its business or that is otherwise required to be filed under section 12.2 of National Instrument 51-102 ("NI 51-102") at the time this Annual Information Form is filed or would be required to be filed under section 12.2 of NI 51-102 at the time this Annual Information Form is filed but for the fact that it was previously filed.

ITEM 15:                      INTERESTS OF EXPERTS

None of Michael Lechner, Frank Grills, John Huang, Jim Gray, W.N. Brazier, Greg McKillop, Harold Bosche, Graham Parkinson, Darby Kreitz, Robert Parolin, Warren Newcomen, Kevin Jones, Adrian Bodolan, T.J. Smolik, Ken Deter, Snowden and Eric Fier, each being companies or persons who have been named as having prepared or participated in preparing reports relating to the Issuer’s mineral properties referred to in this Annual Information Form or otherwise filed under NI 51-102 by the Issuer during, or relating to, the Issuer's most recently completed financial year or during the period thereafter to the date of this Annual Information Form, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer. To the Issuer’s knowledge, as at the dates of their respective reports, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in total, less than one percent of the securities of the Issuer and none of them have received securities of the Issuer from the Issuer since such dates.

The auditors of the Issuer are KPMG LLP, Chartered Accountants, of Toronto, Ontario. KPMG LLP, Chartered Accountants, is independent within the meaning of the Rules of Professional Conduct of the Ontario Institute of Chartered Accountants.  KPMG LLP is registered with the Public Company Accounting Oversight Board (United States).

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associate or affiliate of the Issuer.

ITEM 16:                      ADDITIONAL INFORMATION

Additional information relating to the Issuer may be found on SEDAR at www.sedar.com.  The information available at www.sedar.com includes copies of the full text of all of the technical reports prepared for the Issuer in respect of the Issuer's properties described herein.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Issuer’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Issuer’s consolidated financial statements and management's discussion and analysis for the Issuer's most recent completed financial year.

SCHEDULE A
AUDIT COMMITTEE CHARTER

The Audit Committee of Seabridge is a committee of the Board composed entirely of three outside and unrelated directors. Its overall goal is to ensure that the Issuer adopts and follows a policy of full, plain, true and timely disclosure of material financial information to its stakeholders. It reviews all material matters affecting the risks and financial well being of the Issuer and is a key part of the Corporate Governance system.  The Committee is mandated to satisfy the requirements of the Canada Business Corporations Act.

The Audit Committee meets at a minimum, quarterly and on such other occasions as required. The auditors are invited to attend the meetings called to discuss the annual audit plan and the final review of the year-end financial statements.  At least annually, the Committee meets with the auditors to review management’s performance relating to financial reporting matters.

Specifically, the Committee:

(a)	reviews the annual statements of the Issuer and makes recommendations to the Board with respect to these statements,

(b)	reviews the quarterly financial statements and makes recommendations to the Board regarding these financial statements,

(c)	reviews and approves financial information in all prospectuses, offering circulars, and similar documents,

(d)	oversees the adequacy and accuracy of the Issuer’s financial disclosure policies and obligations,

(e)	reviews significant accounting policies and estimates,

(f)	monitors the Issuer’s internal controls, financial systems and procedures, and management information systems,

(g)	oversees management’s reporting on internal control,

(h)	meets with the Issuer’s auditors to review management’s financial stewardship and to review their recommendations to management, and

(i)	recommends the appointment of auditors and reviews the terms of the audit engagement and the appropriateness of the proposed fee,

(j)	reviews through discussions or by way of a formal document the plan followed for the annual audit with the auditors and management,

(k)	evaluates the performance of the auditors,

(l)	confirms the independence of auditors,

(m)	establishes procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and

(n)	establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.